Exhibit 99.1

2009

REPORT TO
SHAREHOLDERS

December 9, 2009

MD&A:
OUR BUSINESS	2
STRATEGY AND OBJECTIVES	5
OPERATING RESULTS	8
SUMMARY OF QUARTERLY RESULTS	15
FINANCIAL CONDITION	17
CASH FLOWS	19
LIQUIDITY AND CAPITAL RESOURCES	19
LEGAL PROCEEDINGS	21
OUTLOOK	21
FINANCIAL RISK MANAGEMENT	21
CRITICAL ACCOUNTING ESTIMATES	26
CHANGES IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING STANDARDS	28
RELATED PARTY TRANSACTIONS	31
DISCLOSURE CONTROLS	31
INTERNAL CONTROL OVER FINANCIAL REPORTING	32
RISKS AND UNCERTAINTIES	32
DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES	39
FORWARD LOOKING STATEMENTS	41

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING	43

AUDITED CONSOLIDATED FINANCIAL STATEMENTS	44

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS	50

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) comments on Gildan’s operations, performance and financial condition as at and for the years ended October 4, 2009 and October 5, 2008, compared to the preceding years. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated December 9, 2009. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the audited Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled “Non-GAAP Measures” on page 8 of this MD&A. The audited Consolidated Financial Statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about Gildan, including our 2009 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with, the “Forward-looking Statements” cautionary notice on page 41.

In this MD&A, “Gildan”, the “Company”, or the words “we”, “us”, “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.

OUR BUSINESS

We are a marketer and vertically-integrated globally cost-competitive manufacturer of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high-volume replenishment programs. We sell activewear products to screenprint markets in North America, Europe and other international markets. Gildan is the leading supplier of activewear for the screenprint channel in the U.S. and Canada, and also a leading supplier for this market in Europe and Mexico. We sell socks and underwear, in addition to our activewear products, to mass market and regional retailers in North America. In the U.S. mass-market retail channel, Gildan is one of the leading suppliers of socks. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.

Our Products and Markets
We have built our core business by manufacturing and selling activewear products through wholesale distributors servicing the screenprint market. Today we sell activewear products to this channel in North America, Europe and other international markets. In more recent years we made our entry into the North American retail channel, with the addition of socks and underwear to our activewear product-line for sale to large mass-market and regional retailers. In fiscal 2006 we acquired Kentucky Derby Hosiery Co., Inc. (Kentucky Derby) and in the first quarter of fiscal 2008 we acquired V.I. Prewett & Son, Inc. (Prewett), two U.S.-based sock manufacturers of basic family socks which provided us with enhanced distribution to major U.S. mass-market retailers.

Our activewear products, namely T-shirts, fleece and sport shirts under the Gildan brand, are sold in large quantities to wholesale distributors as undecorated “blanks”, which are subsequently sold to screenprinters and embroiderers who decorate the products with designs and logos. Screenprinters then sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, and travel and tourism venues. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity. We are also growing our private label activewear business to provide undecorated products to large branded apparel companies and retailers which sell imprinted activewear and are currently not supplied by our existing U.S. wholesale distributors. In the North American mass-market and regional retailer channel, we sell a variety of styles of socks, and men’s and boys’ underwear, in addition to our undecorated activewear products, under various retailer private labels and under the Gildan brand.

GILDAN 2009 REPORT TO SHAREHOLDERS P.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

All of our products are made of 100% cotton or of blends of cotton and synthetic fibres. Our products are characterized by low-fashion risk compared to other apparel categories since these products are basic, frequently replenished, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan. Our value proposition combines consistent quality, competitive pricing and fast and flexible replenishment, due to our geographical proximity to our markets, as well as our leadership in corporate social responsibility and environmental sustainability. As a vertically-integrated manufacturer, Gildan is able to provide premium products to customers in a broad range of sizes, colours and styles with enhanced product features, such as pre-shrunk fabrics, and a selection of fabric weights, blends and construction. Innovations in the manufacturing process of our activewear products have allowed us to ensure colour/shade consistency and high performance of the garments. In addition, innovations in the sock manufacturing process, such as higher needle count machines and seamless toe closing operations have allowed Gildan to deliver enhanced sock product features at lower prices, further improving the value proposition of our activewear and sock products to our customers.

Our Facilities

Textile and Sock Manufacturing
To support our sales in the various markets, we have built modern manufacturing facilities located in Central America and the Caribbean Basin where we manufacture T-shirts, fleece, sport shirts, socks and underwear. Our largest manufacturing hub in Central America includes our first vertically-integrated knitting, bleaching, dyeing, finishing and cutting textile facility (Rio Nance 1) to produce activewear fabric and, more recently, underwear fabric. This facility, located in Rio Nance, Honduras, became operational in fiscal 2002. During fiscal 2007, we expanded our operations in Rio Nance to include a new integrated textile facility for the production of activewear fabric (Rio Nance 2) and a new integrated sock manufacturing facility (Rio Nance 3). We have also established a vertically-integrated Caribbean Basin manufacturing hub with a textile facility for the production of activewear fabric in Bella Vista, Dominican Republic, which became operational in fiscal 2005. The Company is also planning further textile capacity expansion in its existing manufacturing hubs in the Dominican Republic and Central America.

In addition to our integrated sock manufacturing facility located in our Central America hub, we operate U.S. sock knitting facilities in Fort Payne, Alabama, purchased as part of the Prewett acquisition in fiscal 2008. During fiscal 2009, we transitioned our U.S. sock finishing operations, which were purchased as part of the Prewett acquisition, to leased sock finishing facilities in Honduras. During fiscal 2010, the Company plans to complete the construction of a second sock manufacturing facility (Rio Nance 4) in Rio Nance, which is expected to begin operations by the end of fiscal 2010. Rio Nance 4 will serve to further consolidate the sock finishing operations and to support our future sales growth in this product category.

Sewing Facilities
Our sewing facilities for activewear and underwear are strategically located in close proximity to our textile manufacturing facilities. We operate sewing facilities in Honduras and Nicaragua to support our textile manufacturing hub in Central America. To support our vertically-integrated production in the Dominican Republic, we utilize third-party contractors in Haiti, and we have established a new sewing facility in the Dominican Republic, which began operating during the second quarter of fiscal 2009.

Yarn-Spinning
CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. CanAm’s yarn-spinning operations, together with supply agreements currently in place with Frontier and other third-party yarn providers, serve to meet our yarn requirements.

GILDAN 2009 REPORT TO SHAREHOLDERS P.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sales, Marketing and Distribution
Our global sales and marketing office, which employs approximately 145 full-time employees, is located in St. Michael, Barbados and is responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and inventory control and logistics. The Company also employs a sales group in the U.S. to service its retail customers.

We distribute our activewear products for the screenprint channel primarily out of our distribution centre in Eden, North Carolina, and also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets. Shipments are also made directly from our third party contractors in Haiti and from our facilities in Honduras. To service the mass-market retail channel, we operate a distribution centre in Martinsville, Virginia. In addition, with our acquisition of Prewett in fiscal 2008, we have two distribution facilities in Fort Payne, Alabama. On November 17, 2009, the Company completed the acquisition of a state-of-the-art distribution centre and office building in Charleston, South Carolina, for approximately $20 million. This facility will be utilized to support the Company’s retail strategy, and is also expected to generate cost reductions and efficiencies as a result of consolidating existing distribution capacity.

Employees and Corporate Offices
As of the end of fiscal 2009 we employed more than 19,000 full-time employees worldwide. Our corporate head office is located in Montreal, Canada.

Competitive Environment
The apparel market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated offshore manufacturing hubs which allows us to offer competitive pricing, consistent product quality, and a supply chain which efficiently services replenishment programs with short production/delivery cycle times. Our investments and commitment to our corporate social responsibility programs are also increasingly becoming important factors for our customers. We are focused on providing a more socially and environmentally responsible supply chain for our customers by employing progressive hiring and employment practices in good working conditions, minimizing our environmental footprint and contributing to communities in the countries in which we operate.

Gildan is the leading supplier of activewear products for the screenprint channel in the U.S. and Canada, and also a leading supplier for this market in Europe and Mexico. In the U.S. mass-market retail channel Gildan is one of the leading suppliers of socks. Our primary competitors in North America are the major manufacturers for the screenprint and retail channels, such as Hanesbrands Inc., Berkshire Hathaway Inc. through its subsidiaries Fruit of the Loom, Inc. and Russell Corporation, and smaller U.S.-based manufacturers, including Anvil Knitwear Inc. We also compete with Alstyle Apparel, a division of Ennis Corp., and Delta Apparel Inc. The competition in the European screenprint channel is similar to that in North America, as we compete primarily with the European divisions of the major U.S.-based manufacturers mentioned above. We also face the threat of increasing global competition. In Europe, we also have large competitors that do not have integrated manufacturing operations and source products from suppliers in Asia. In addition, many of Gildan’s U.S. competitors servicing the retail apparel industry currently source products from Asia.

Economic Environment
During fiscal 2009, the severe downturn in the overall economic environment resulted in a dramatic curtailment of consumer and corporate spending which negatively impacted demand for our products in the U. S. and other international screenprint markets, and also resulted in significant inventory destocking at the U. S. distributor level. Unit shipments from U.S. wholesale distributors to U.S. screenprinters in fiscal 2009 were down approximately 14.7% based on the S.T.A.R.S. report produced by ACNielsen Market Decisions. In the first quarter of fiscal 2009, inventory destocking occurred as distributors reduced inventory levels on hand at the end of fiscal 2008, and managed their working capital requirements. In the second quarter of fiscal 2009, as a result of the economic slowdown and the financial market crisis, the Company’s largest wholesale distributor, Broder Bros., Co. (Broder) entered into a process to restructure its debt financing which curtailed its ability to replenish its inventory. During the third quarter of fiscal 2009, Broder announced that it had successfully completed its financial restructuring and consequently we began normal replenishment of its inventory requirements. In addition, during fiscal 2009, an unfavourable supply-demand and competitive environment combined with the deflation in cotton and energy prices in the first half of the year resulted in downward pressure on net activewear selling prices. Weaker demand and customer inventory reductions also occurred in the mass-market retail channel.

GILDAN 2009 REPORT TO SHAREHOLDERS P.4

MANAGEMENT’S DISCUSSION AND ANALYSIS

During fiscal 2009, we took a number of steps in response to the downturn in the economy, in order to prudently manage our receivables, inventory levels and capital expenditures. We experienced a significantly higher than usual build-up of activewear inventories in the first half of fiscal 2009 due to the decline in our sales combined with the reduction of inventories at the customer level. As a result, we took production downtime at most of our production facilities in order to better align our inventory levels with projected sales demand. We also achieved significant reductions in our sock inventories, as planned, due in part to improved supply chain efficiencies. We managed our credit risk cautiously, as we balanced short-term market share considerations in relation to increased customer credit exposure, including carefully managing our customer accounts and promotional programs, such as reducing the use of extended payment terms that we typically offer for certain seasonal products in the second half of our fiscal year. We decided to proceed cautiously on capacity expansion projects previously announced and delayed the completion of our Rio Nance 4 sock facility and deferred the construction of our third activewear facility (Rio Nance 5) in Honduras until the economic outlook in support of further major capacity expansion became clearer. At the end of the first quarter of fiscal 2009, we had established a goal to be essentially debt-free by the end of the fiscal year, and we exceeded this goal by accumulating a cash position of approximately $100 million at October 4, 2009.

The Company is currently planning for fiscal 2010 on the basis of the continuation of weak macro economic conditions, although it believes it is in a position to take advantage of any unanticipated improvement in overall industry demand during fiscal 2010. Please refer to the section entitled “Outlook” on page 21.

STRATEGY AND OBJECTIVES
Our growth strategy comprises the following initiatives:

1.	Maximize screenprint market penetration and opportunities

While we have achieved a leadership position in the screenprint channel in the U.S. and in Canada, we believe we can continue to further solidify our position in the North American screenprint channel and expand our presence in international screenprint markets. In recent years, we have further developed our integrated manufacturing hubs in Central America and the Caribbean Basin, which we expect will allow us to allocate capacity to service product categories and geographical locations where our growth was previously constrained by capacity availability. We are currently planning to invest further in capacity expansions within our existing manufacturing hubs.

U.S. Screenprint Market

During fiscal 2009, we further increased our leading market share position in the U.S. screenprint channel in all of our product categories as reported in the S.T.A.R.S. report produced by ACNielsen Market Decisions. Our overall total market share in this channel increased to 56.6% for the nine months ended September 30, 2009 compared to 51.9% for the same period last year. We intend to continue gaining market share in all of the product categories that we serve within the U.S. screenprint channel, namely T-shirts, sport shirts and fleece, through our continued focus on delivering consistent high quality products, reliable customer service and competitive pricing. In addition, the introduction of new products such as softer T-shirts and sport shirts made of ring-spun cotton and new styles tailored for women, should enable us to further increase our market share by serving certain niches of the screenprint channel in which we previously did not participate. We also intend to grow our private label activewear business to provide undecorated products to large branded apparel companies and retailers which sell imprinted activewear and are currently not supplied by our existing U.S. wholesale distributors.

GILDAN 2009 REPORT TO SHAREHOLDERS P.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

International Markets
We expect to pursue further market penetration primarily within our existing screenprint channels in Europe, Mexico and the Asia/Pacific region. We continue to seek opportunities for growth in Europe, having expanded our product-lines, including the introduction of ring-spun cotton activewear products. In Mexico, we intend to grow our presence in the screenprint channel by building on the sales and distribution infrastructure that we have recently established in the country. In addition, in fiscal 2007, we began selling our products in Japan in both the screenprint and retail channels and during fiscal 2008, we established a sales office in China to position Gildan to service both the screenprint and retail channels in that country. The Company is continuing to evaluate opportunities to further develop its presence in its target markets in China.

2.	Leverage our successful business model to further penetrate the mass-market retail channel

The acquisitions of Kentucky Derby in fiscal 2006 and of Prewett at the beginning of fiscal 2008, combined with the addition of new branded and private label sock programs, have positioned us as a leading supplier of basic family socks in the U.S. mass-market retail channel. We have begun to build on our significant market position in socks to establish a significant presence in the mass-market retail channel with our activewear and underwear product lines. We are leveraging our existing core competencies, successful business model and competitive strengths. Our value proposition in the retail channel as in the screenprint channel combines consistent quality, competitive pricing and fast and flexible replenishment, due to our geographical proximity to our markets, as well as our leadership in corporate social responsibility and environmental sustainability. During fiscal 2009, we strengthened our position with mass-market retailers by positioning ourselves as a strategic private label supplier to mass retailers seeking to consolidate their supply chain with fewer, larger manufacturers.

We have continued to build on the successful performance of our private label sock programs and have been awarded Gildan a major strategic underwear program as well as a smaller underwear program and three further sock programs, which are all expected to begin shipment in the second quarter of fiscal 2010. We are currently in active discussions to secure further opportunities with mass retailers for new programs during fiscal 2010. The annualized full year incremental sales revenue from the additional new mass market retail programs already obtained by the Company in fiscal 2010 is currently estimated to be approximately $70 million.

We have also pursued a strategy of selling our products with the Gildan brand to regional retailers. During fiscal 2009, we continued to further penetrate this channel by adding to our customer base and expanding Gildan branded products with regional retailer chains. We currently sell Gildan branded products in more than 1,700 retail stores.

3.	Continue to generate manufacturing and distribution cost reductions

We seek to continuously improve our manufacturing and distribution processes and cost structure by developing and investing in cost-reduction initiatives. In addition to our continuing consolidation of our manufacturing operations in our Central American and Caribbean Basin hubs, we are implementing other cost reduction initiatives which include, among others, our plans to install biomass facilities as an alternate source of natural renewable energy in order to reduce our reliance on high-cost fossil fuels and further reduce our environmental footprint. We are also planning to achieve further efficiencies in operating our distribution activities.

GILDAN 2009 REPORT TO SHAREHOLDERS P.6

MANAGEMENT’S DISCUSSION AND ANALYSIS

During fiscal 2009, we continued to consolidate our manufacturing operations in our manufacturing hub in Central America as we transitioned our U.S. sock finishing operations, which were purchased as part of the Prewett acquisition, to sock finishing facilities in Honduras. During fiscal 2010, the Company plans to complete the construction of Rio Nance 4, its second sock manufacturing facility in Honduras and begin operating the facility during fiscal 2010.

During fiscal 2009, we began construction of a biomass steam generation system in the Dominican Republic, which is expected to contribute to the reduction of our energy consumption and related costs. The biomass steam generation system is expected to be operational by February 2010. Our current plans for fiscal 2010 also include the initiation of similar biomass steam generation projects at our sock manufacturing facilities in Honduras. We are also planning to implement similar systems for our two textile facilities in Honduras in the future.

In November 2009, we completed the acquisition of a state-of-the-art distribution centre and office building in Charleston, South Carolina. This facility will be utilized to support our retail growth strategy and is also expected to generate cost reductions and improved efficiencies as a result of consolidating existing distribution capacity. Furthermore, we plan to build a new distribution centre in Rio Nance, Honduras to handle value-added labour intensive activities for mass-market retail customers and to support direct shipments to some of our markets.

4.

Re-invest and/or redistribute cash flow
We will evaluate opportunities to reinvest our cash flows generated from operations. Our primary use of cash will continue to be to finance our working capital and capital expenditure requirements to support our organic growth, but at the same time we will be open to evaluating complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital.

In addition, we will opportunistically consider share repurchases if management and the Board at any time believe that our shares are undervalued, and we also intend, as we have done periodically in the past, to discuss with our Board the possible introduction of a dividend.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial Risk Management” and “Risks and Uncertainties” sections of this MD&A.

GILDAN 2009 REPORT TO SHAREHOLDERS P.7

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING RESULTS

OPERATING RESULTS FOR THE YEAR ENDED OCTOBER 4, 2009, COMPARED TO THE YEAR ENDED OCTOBER 5, 2008

Statement of Earnings Classifications
Effective the first quarter of fiscal 2009, the Company changed certain classifications of its statement of earnings and comprehensive income with retrospective application to comparative figures presented for prior periods. These new classifications align the results of operations by function and incorporate presentation requirements under the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3031, Inventories, which has been adopted effective the first quarter of fiscal 2009. Pursuant to the requirements of Section 3031, depreciation expense related to manufacturing activities is now included in cost of sales. The remaining depreciation and amortization expense has been reclassified to selling, general and administrative expenses. Depreciation and amortization expense is therefore no longer presented as a separate caption on the statement of earnings and comprehensive income. In addition, the Company reclassified certain other items in its statement of earnings and comprehensive income. Outbound freight to customers, previously classified within selling, general and administrative expenses, is now reported within cost of sales. Also, a new caption is now presented for financial expenses and income, which includes interest income and expenses (including mark-to-market adjustments of interest rate swap contracts), foreign exchange gains and losses (including mark-to-market adjustments of forward foreign exchange contracts), and other financial charges. Interest expense net of interest income was previously reported as a separate caption, while foreign exchange gains and losses were previously included in cost of sales. Other financial charges were previously reflected in selling, general and administrative expenses. For the year ended October 5, 2008 these changes in classification have resulted in a decrease of $63.8 million (2007 - $47.8 million) and $8.7 million (2007 - $11.1 million) in gross profit and selling, general and administrative expenses, respectively, compared to the amounts previously reported. The decrease of $63.8 million (2007 -$47.8 million) in gross profit is due to reclassifications of $44.1 million (2007 - $30.4 million) of depreciation and amortization expense, $20.6 million (2007 - $16.7 million) of outbound freight to customers less $0.9 million (2007 – plus $0.7 million of foreign exchange gain) of foreign exchange loss and other financial income. There was no impact on net earnings as a result of these changes in classification.

For the fourth quarter of fiscal 2008, these changes in classification have resulted in a decrease in amounts previously reported for gross profit of $16.3 million, and a decrease of $1.7 million in selling, general and administrative expenses. The decrease of $16.3 million in gross profit is due to reclassifications of $11.8 million of depreciation and amortization expense, $4.7 million of outbound freight to customers less $0.2 million of foreign exchange loss and other financial income.

Non-GAAP Measures
We use non-GAAP measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness and cash in excess of total indebtedness/net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and operating results.

We refer the reader to page 39 for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable GAAP measures.

GILDAN 2009 REPORT TO SHAREHOLDERS P.8

MANAGEMENT’S DISCUSSION AND ANALYSIS

Business Acquisition
On October 15, 2007, we acquired 100% of the capital stock of Prewett, a U.S. supplier of basic family socks to U.S. mass-market retailers, based in Fort Payne, Alabama. The aggregate purchase price of $128.0 million was comprised of cash consideration of $125.3 million, a deferred payment of $1.2 million, which was disbursed in the fourth quarter of fiscal 2009, and transaction costs of $1.5 million. We accounted for this acquisition using the purchase method and, our results of operations for fiscal 2008 include the operations of Prewett from the date of acquisition. The purchase agreement also provides for an additional purchase consideration of up to $10.0 million contingent on specified future events less amounts reimbursed to Gildan. This amount was paid into escrow by Gildan on October 15, 2007, but events occurring subsequent to the acquisition have resulted in a reduction of the contingent purchase price and escrow balance to $6.0 million as at October 4, 2009. The escrow deposit of $6.0 million (October 5, 2008 - $10.0 million) is included in other assets on the consolidated balance sheet. The remaining contingent purchase price may be subject to further reductions during fiscal 2010 and 2011. The amounts of contingent purchase price ultimately disbursed from the escrow account will be accounted for as additional goodwill. Please refer to Note 2 to the audited Consolidated Financial Statements for a summary of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

SELECTED ANNUAL INFORMATION	2009	2008	2007
(in $ millions, except per share amounts)		Recast(1)	Recast(1)
Net Sales	1,038.3	1,249.7	964.4
Cost of sales	808.0	911.2	705.5
Gross profit	230.3	338.5	258.9
Selling, general and administrative expenses	134.8	142.8	99.9
Restructuring and other charges	6.2	5.5	28.0
Operating income	89.3	190.2	131.0
Financial expense (income), net	(0.3)	9.2	5.4
Non-controlling interest in consolidated joint venture	0.1	0.2	1.3
Earnings before income taxes	89.5	180.8	124.3
Income taxes	(5.8)	34.4	(4.8)
Net earnings and comprehensive income	95.3	146.4	129.1

Basic EPS(2)	0.79	1.21	1.07
Diluted EPS(2)	0.79	1.20	1.06

Total assets	1,082.4	1,095.0	867.7
Total long-term financial liabilities(3)	4.4	53.0	59.7

Certain minor rounding variances exist between the financial statements and this summary.
(1) Reflects the impact of the change in accounting policy as described in Note 1(b) to the audited Consolidated Financial Statements and the changes to classifications in the statement of earnings and comprehensive income as discussed on page 8.
(2) All earnings per share data reflect the effect of the stock split as described on page 21.
(3) Includes current portion of long-term debt.

Net Sales
Net sales in fiscal 2009 totaled $1,038.3 million, down 16.9%, from $1,249.7 million in fiscal 2008. Sales of activewear and underwear in fiscal 2009 were $795.5 million, down 16.9% from $957.1 million last year, and sales of socks were $242.8 million, down 17.0% from $292.7 million in fiscal 2008.

The activewear and underwear sales decline in fiscal 2009 of 16.9% was mainly due to a 9.3% decline in unit sales volumes, unfavourable activewear product-mix as a result of a lower proportion of sales of higher-valued fleece and long-sleeve T-shirts, a 2.9% decrease in net selling prices due to increased promotional activity, and the negative impact of the stronger U.S. dollar on Canadian and international sales for activewear.

GILDAN 2009 REPORT TO SHAREHOLDERS P.9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Demand in the U.S. wholesale distributor channel in fiscal 2009 was negatively impacted by the global economic downturn as overall industry shipments from U.S. distributors to screenprinters declined by 15.4% for the nine months ended September 30, 2009. Gildan’s market share gains partially mitigated the market decline as unit shipments for Gildan products sold by U.S. distributors to U.S. screenprinters declined by 7.2% during the nine months ended September 30, 2009. The unit volume decline in activewear was mainly attributable to the decline in overall industry unit shipments and the significant impact of inventory reductions during the year by U.S. wholesale distributors, particularly in the first half of fiscal 2009. These negative factors more than offset the benefit of Gildan’s increased market share penetration in the U.S. screenprint channel and increased shipments to imprinted private label customers and international markets.

Market growth and share data presented for the U.S. wholesale distributor channel is based on the S.T.A.R.S. report produced by ACNielsen Market Decisions. The table below summarizes the S.T.A.R.S. data for the nine months ended September 30, 2009:

	Nine months ended		Nine months ended
	September 30,		September 30,
	2009		2009	2008
	Unit Growth		Market Share
	Gildan	Industry	Gildan
All products	(7.2)%	(15.4)%	56.6%	51.9%
T-shirts	(7.3)%	(15.3)%	57.3%	52.7%
Fleece	(2.3)%	(12.5)%	55.6%	50.0%
Sport shirts	(12.4)%	(22.7)%	40.6%	36.0%

During the nine months ended September 30, 2009, Gildan achieved market share gains in all of its product categories and increased its overall market share in the U.S. screenprint channel to 56.6%, up 4.7 percentage points compared to the same period last year. We increased our leading share by 4.6 percentage points in each of the T-shirt and sport shirts product categories and increased our leading market share in fleece products by 5.6 percentage points.

Net sales in Canada and our international markets in fiscal 2009 declined 37.7% and 5.8%, respectively compared to fiscal 2008. Demand in both the Canadian and the international screenprint markets in which we compete was negatively impacted by similar global economic and market conditions as in the U.S. screenprint channel. The decrease in sales from Canada was due to a 16.2% decline in unit volumes combined with inventory reductions by distributors and the negative impact of the decline in the Canadian dollar on sales. The decrease in international sales for the year reflected the negative impact of the decline in the value of local currencies compared to the U.S. dollar and lower unit volume sales in Eastern Europe, partially offset by unit volume gains in Western Europe, the U.K. and Mexico. Although sales in Mexico represent a small portion of our total international business, unit sales volumes more than doubled compared to fiscal 2008, reflecting the benefit from the improved sales and distribution infrastructure that has been implemented.

The decrease in sales of socks for fiscal 2009 was mainly attributable to lower unit volumes primarily due to the elimination of unprofitable sock product-lines and a reduction in inventories carried by retailers, partially offset by the performance of continuing programs. New mass-retailer private label sock brands, which were introduced during fiscal 2009 performed strongly and gained market share.

Gross Profit
Effective the first quarter of fiscal 2009, we changed the classification of our statement of earnings and comprehensive income which affected reported gross profit as described on page 8. Gross profit is the result of our net sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, transportation costs incurred until the receipt of finished goods at our distribution facilities and outbound freight to customers. Cost of sales also includes costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, insurance, internal transfer of inventories, and customs and duties. Our reporting of gross margins may not be comparable to this metric as reported by other companies, since some entities exclude depreciation expense and the cost of shipping goods to customers from cost of sales.

GILDAN 2009 REPORT TO SHAREHOLDERS P.10

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gross profit for fiscal 2009 was $230.3 million, or 22.2% of net sales, compared to $338.5 million, or 27.1% of net sales during fiscal 2008. The decline in gross margins in fiscal 2009 was mainly attributable to lower net selling prices for activewear due to increased promotional discounting, the significant impact of higher cotton costs, the negative effect of currency fluctuations and a more unfavourable activewear product-mix. Also contributing to the decline were the impacts of production downtime taken during fiscal 2009 in order to align our inventory requirements with demand, inefficiencies related to the transition in sock private label brands for Gildan’s largest retail customer, and higher depreciation expense. These negative factors were partially offset by lower manufacturing and energy costs and the non-recurrence of manufacturing inefficiencies in fiscal 2008 related to production constraints.

Selling, General and Administrative Expenses
Effective the first quarter of fiscal 2009, we changed the classification of our statement of earnings and comprehensive income which affected reported selling, general and administrative expenses as described on page 8. Selling, general and administrative (SG&A) include warehousing and handling costs, selling and administrative personnel costs, advertising and marketing expenses, costs of leased facilities and equipment, professional fees, non-manufacturing depreciation expense, and other general and administrative expenses. SG&A expenses also include amortization of customer-related intangible assets and bad debt expense.

Selling, general and administrative (SG&A) expenses were $134.8 million, or 13.0% of net sales in fiscal 2009, compared to $142.8 million, or 11.4% of net sales, in fiscal 2008. The decrease in SG&A expenses was primarily due to efficiencies in the management of distribution expenses, as well as reductions due to lower volumes, and the positive impact of the lower-valued Canadian dollar on corporate administrative expenses, partially offset by an increase in variable compensation expense, higher depreciation and amortization expense resulting from capital expenditures related to the relocation of our new corporate head office last year, and higher professional fees.

Restructuring and Other Charges

(in $ millions)	2009	2008	2007

Gain on disposal of assets held for sale	(0.6)	(0.5)	(1.5)
Accelerated depreciation	-	-	3.5
Asset impairment loss and write-down of assets held for sale	1.6	2.7	3.6
Employee termination and other benefits	2.2	0.4	13.6
Carrying and dismantling costs associated with assets held for sale	3.1	3.5	8.8
Adjustment for employment contract	(0.1)	(0.6)	-
	6.2	5.5	28.0

In fiscal 2006 and 2007, the Company announced the closure, relocation and consolidation of manufacturing and distribution facilities in Canada, the United States and Mexico, as well as the relocation of its corporate office. In fiscal 2008, the Company announced the consolidation of its Haiti sewing operation, which was finalized in the first half of fiscal 2009, and the planned phase out of sock finishing operations in the U.S., which was finalized in the third quarter of fiscal 2009. The costs incurred in connection with these initiatives have been recorded as restructuring and other charges.

For fiscal 2009, restructuring and other charges totalled $6.2 million which included $3.7 million for the closure of the Company's U.S. sock finishing operations in the third quarter, and $3.2 million primarily related to facility closures that occurred in previous fiscal years, including carrying costs and asset write-downs relating to assets held for sale, net of a gain of $0.6 million on the disposal of equipment.

GILDAN 2009 REPORT TO SHAREHOLDERS P.11

MANAGEMENT’S DISCUSSION AND ANALYSIS

Restructuring charges of $5.5 million in fiscal 2008 included $2.1 million relating to the consolidation of the Company's Haiti sewing operation, and $4.5 million relating to facility closures which occurred in previous fiscal years, primarily for carrying and dismantling costs associated with assets held for sale, net of a gain on disposal of assets held for sale of $0.5 million. The Company also had a recovery of $0.6 million from the obligations accrued for the employment contract with the former Chairman and Co-Chief Executive Officer of the Company.

The $28.0 million of restructuring charges incurred in fiscal 2007 relate primarily to the closures of the Company’s textile facilities in Canada and the United States and its sewing facilities in Mexico as well as the relocation of its corporate office, resulting in employee termination costs of $13.6 million, an asset impairment of $3.6 million, an accelerated depreciation charge of $3.5 million, a gain on disposal of assets held for sale of $1.5 million, and other exit costs of $8.8 million.

The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred and until all property, plant and equipment related to the closures are disposed of. Any gains or losses on the disposal of the assets held for sale will also be accounted for as restructuring charges as incurred.

Financial Expense / Income, net
Net financial expense/income includes interest expense, net of interest income, and foreign exchange gains and losses. Net financial income amounted to $0.3 million in fiscal 2009, compared to net financial expense of $9.2 million in fiscal 2008. The decrease of $9.5 million in net financial expense in fiscal 2009 resulted primarily from a decrease in interest expense of $5.4 million and a $4.2 million increase in foreign exchange gains. The decrease in interest expense was due to lower average borrowings and lower average interest rates during fiscal 2009 compared to last year.

Income Taxes
The income tax recovery for fiscal 2009 was $5.8 million, compared to an income tax expense of $34.4 million for fiscal 2008. The total income tax recovery for fiscal 2009 include recoveries of $6.1 million relating to the recognition of previously unrecorded tax positions of prior years and $1.8 million related to the impact of restructuring and other charges. The income tax expense for fiscal 2008 included a charge of $26.9 million related to the settlement of the Canada Revenue Agency (CRA) audit, as discussed below. Excluding the income tax recoveries in the current year as well as the impact of restructuring and other charges in both years, and the impact of the CRA audit settlement in fiscal 2008, the effective income tax rate for fiscal 2009 was 2.2%, compared to an effective income tax rate of 4.4% for fiscal 2008. The reduction in the effective income tax rate compared to the prior year reflected a lower proportion of profits earned in higher tax rate jurisdictions.

In the fourth quarter of fiscal 2008, the CRA concluded the audit of our income tax returns for our 2000, 2001, 2002 and 2003 fiscal years, which resulted in a tax reassessment of $26.9 million and a reclassification of $17.3 million of future income tax liabilities to income taxes payable. For a more detailed discussion of the tax reassessment, please refer to the “Operating Results for the Year Ended October 5, 2008 Compared to the Year Ended September 30, 2007” section, under the heading “Income Taxes” on page 14. In the third quarter of fiscal 2009 the CRA completed its audit of the 2004, 2005 and 2006 taxation years and there were no significant adjustments to the Company’s income tax returns.

GILDAN 2009 REPORT TO SHAREHOLDERS P.12

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Earnings
Net earnings for fiscal 2009 were $95.3 million, or $0.79 per share on a diluted basis, down 34.9% and 34.2%, respectively compared with net earnings of $146.4 million, or $1.20 per share on a diluted basis in fiscal 2008. Net earnings included after-tax restructuring and other charges of $4.4 million in fiscal 2009 and $4.9 million in fiscal 2008. Excluding the impact of restructuring charges, adjusted net earnings and adjusted diluted EPS for fiscal 2009 totaled $99.7 million and $0.82 per share compared with adjusted net earnings of $151.3 million, or $1.24 per share for the prior year. The reduction in adjusted net earnings and EPS was primarily due to significantly lower unit sales volumes and gross margins, partially offset by lower SG&A and financial expenses and the non-recurrence of an income tax charge of $26.9 million, or $0.22 per share taken in the fourth quarter of fiscal 2008.

OPERATING RESULTS FOR THE YEAR ENDED OCTOBER 5, 2008 COMPARED TO THE YEAR ENDED SEPTEMBER 30, 2007

Net Sales
Net Sales for fiscal 2008 reached $1,249.7 million, up 29.6% from $964.4 million in fiscal 2007. The increase in net sales was due to a $154.5 million increase of sock sales primarily due to the acquisition of Prewett, an increase of approximately 6.7% in activewear selling prices and a 10.2% increase in unit sales volumes for activewear and underwear.

The increase in activewear unit sales was primarily due to continuing market share penetration in all of our product categories in the U.S. distributor channel, as sales of Gildan products from U.S. distributors to screenprinters increased 4.6% for the nine months ended September 30, 2008 according to the S.T.A.R.S. report, while overall industry shipments declined 3.8%. Gildan’s overall leading market share increased to 51.9% for the nine months ended September 30, 2008, compared to 47.8% in the same period last year. Growth in activewear unit volumes and the sale of higher-end products were constrained by lower than anticipated production at our textile facility in the Dominican Republic, including delays in the introduction of new high-value ring-spun T-shirt and sport shirt products. The introduction of more complex product-lines contributed to the shortfall in production output, which also resulted in cost inefficiencies. Despite an improvement in production levels by the end of the year, the lower than anticipated production in the Dominican Republic prevented us from capitalizing on demand for our products, in particular during the peak selling periods in the third and fourth fiscal quarters of the year.

Unit shipments to Canada, Europe, Asia and Mexico in fiscal 2008 increased by 2.5%. Growth in these markets was also constrained, particularly in the second half of the year due to the lack of product availability and the delay of new product introductions attributable to the production shortfall noted above.

The increase in sock sales was partially offset by the impact of exiting less profitable sock product-lines, which did not fit with Gildan’s strategy to focus primarily on high-volume basic sock programs in the U.S. mass-market retail channel which capitalize on Gildan’s modern large-scale manufacturing capacity. In addition, average selling prices for socks were reduced, as selling prices for new sock programs were based on the projected cost structure of Gildan’s new sock facility in Honduras, which was ramping up to full capacity during fiscal 2008.

During fiscal 2008, we continued to make progress within the mass-market retail channel. Although we had some challenges earlier in the year, in completing our systems integration of the operations of a U.S. sock manufacturer acquired in fiscal 2006, the transition was essentially complete by the end of fiscal 2008 and we were pleased with the improvement in our service levels to mass retailers. We continued to implement our strategy to rationalize our sock product-mix, in order to focus on basic higher-volume products and programs which capitalize on Gildan’s modern large-scale manufacturing.

Gross Profit
Gross profit for fiscal 2008 and 2007 reflects the impact of the change in statement of earnings classification as described on page 8, and the change in accounting policy as described in Note 1(b) to the audited Consolidated Financial Statements.

Gross profit for fiscal 2008 was $338.5 million, or 27.1% of net sales, compared to $258.9 million, or 26.8% of net sales during fiscal 2007. Gross margins for fiscal 2008 were positively impacted by higher activewear selling prices and lower promotional discounts, together with favourable manufacturing efficiencies resulting from the consolidation of our textile facilities. These positive factors were offset by higher cotton prices, increased freight and energy costs, higher depreciation and amortization, production inefficiencies in our Dominican Republic facility, the impact of inventory write-downs related to the liquidation of discontinued sock product-lines, and the impact of the lower gross margins generated from our Prewett acquisition which generated lower margins than our activewear products. The production inefficiencies affecting our Dominican Republic facility were essentially resolved by the end of the fourth quarter of fiscal 2008.

GILDAN 2009 REPORT TO SHAREHOLDERS P.13

MANAGEMENT’S DISCUSSION AND ANALYSIS

Selling, General and Administrative Expenses
Selling, General and Administrative Expenses for fiscal 2008 and 2007 reflect the impact of the change in statement of earnings classification as described on page 8.

SG&A expenses were $142.8 million, or 11.4% of net sales in fiscal 2008, compared to $99.9 million, or 10.4% of net sales in fiscal 2007. The increase in SG&A expenses in fiscal 2008 was due to the acquisition of Prewett, higher distribution and transportation expenses driven by volume increases and higher fuel costs, higher depreciation and amortization, higher bad debt expense, higher corporate costs, including the impact of the higher-valued Canadian dollar during the year, a charge for the disposal of surplus fixed assets, and professional fees for special projects.

Financial Expense / Income, net
Net financial expense amounted to $9.2 million during fiscal 2008, up from $5.4 million in fiscal 2007. The increase in net financial expense was due mainly to an increase in net interest expense, resulting from lower investment income and higher borrowings during fiscal 2008, mainly due to the use of funds for the acquisition of Prewett.

Income Taxes
The CRA conducted an audit of our income tax returns for our 2000, 2001, 2002 and 2003 fiscal years, the scope of which included a review of transfer pricing and the allocation of income between the Company’s Canadian legal entity and its foreign subsidiaries. In the third quarter of fiscal 2008, management met with the CRA for the first time to discuss preliminary transfer pricing audit issues and, in particular, explain the roles and responsibilities performed in our foreign subsidiaries where the majority of our taxable income is earned. On December 10, 2008, the Company reached a final agreement with the CRA and concluded the audit for the 2000, 2001, 2002 and 2003 fiscal years. In connection with the terms of the agreement, we agreed to a tax reassessment related to the restructuring of our international wholesale business and the related transfer of our assets to our Barbados subsidiary, which occurred in fiscal 1999. The terms of the agreement were accounted for in the fourth quarter of fiscal 2008 through a charge to income tax expense of $26.9 million and a reclassification of $17.3 million of future income tax liabilities to income taxes payable. There were no penalties assessed as part of the agreement and there were no other significant income tax adjustments to reported taxable income for the years under audit.

The Company recorded an income tax expense of $34.4 million in fiscal 2008 compared to an income tax recovery of $4.8 million in fiscal 2007. The income tax expense in fiscal 2008 included a charge of $26.9 million related to the settlement of the CRA audit, as described above. The income tax recovery in fiscal 2007 included the recognition of previously unrecognized tax positions in the amount of $7.6 million relating to a prior taxation year, which became statute-barred during fiscal 2007. Excluding the impact of the CRA audit settlement in fiscal 2008, the impact of restructuring and other charges in both years and the income tax recovery of $7.6 million related to previously unrecognized tax positions of a prior taxation year in fiscal 2007, the effective income tax rate for the year ended October 5, 2008 was 4.4%, compared to an effective income tax rate for fiscal 2007 of 2.3%. The increase in the effective income tax rate in fiscal 2008 compared to fiscal 2007 was mainly due to an income tax recovery of $3.1 million relating to the fiscal 2007 operating losses of Kentucky Derby and an increase in profits generated in higher tax jurisdictions.

GILDAN 2009 REPORT TO SHAREHOLDERS P.14

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Earnings
Net earnings for fiscal 2008 were $146.4 million, or $1.20 per share on a diluted basis, up respectively 13.4% and 13.2% compared to net earnings of $129.1 million, or $1.06 per share on a diluted basis in fiscal 2007. Net earnings for fiscal 2008 included after-tax restructuring and other charges of $4.9 million or $0.04 per share. Net earnings for fiscal 2007 included restructuring and other charges of $27.3 million after tax, or $0.23 per share. Excluding the impact of these restructuring and other charges, adjusted net earnings of $151.3 million, or $1.24 per share on a diluted basis in fiscal 2008, decreased 3.3% and 3.9%, respectively, compared to adjusted net earnings of $156.4 million, or $1.29 per share in fiscal 2007. The decrease in adjusted net earnings and adjusted diluted EPS was due to the one-time income tax charge of $26.9 million, or $0.22 per share related to the settlement of the CRA audit, higher cotton and energy costs, production inefficiencies in the Dominican Republic facility, increased SG&A, depreciation and interest expenses, and the non-recurrence of income tax benefits totaling $7.6 million relating to a prior taxation year which became statute barred in fiscal 2007. These factors more than offset the favourable impact of higher activewear unit sales volumes, increased net selling prices and manufacturing efficiencies resulting from the consolidation of our textile facilities.

SUMMARY OF QUARTERLY RESULTS

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared on the same basis as the annual audited Consolidated Financial Statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

(in $ millions, except per share amounts) (1)				2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Sales	301.7	307.8	244.8	184.0	324.7	380.8	293.8	250.5
Net earnings (2)	42.4	41.5	7.1	4.3	21.8	54.5	42.1	27.9
Net earnings per share (2)
Basic EPS(3)	0.35	0.34	0.06	0.04	0.18	0.45	0.35	0.23
Diluted EPS(3)	0.35	0.34	0.06	0.04	0.18	0.45	0.35	0.23
Total assets (2)	1,082.4	1,126.3	1,109.1	1,037.4	1,095.0	1,098.6	1,052.7	988.9
Total long-term financial liabilities	4.4	92.9	121.5	51.2	53.0	108.4	146.3	130.8
Weighted average number of shares outstanding (in ‘000s)
Basic	120,959	120,911	120,799	120,573	120,531	120,492	120,464	120,428
Diluted	121,668	121,483	121,178	121,408	121,558	121,622	121,649	121,656

(1)	Quarterly results reflect the acquisition of Prewett on October 15, 2007 (Q1 2008) from the date of acquisition.
(2)	Net earnings, Net earnings per share and Total assets reflect the impact of the change in accounting policy as described in Note 1(b) to the audited Consolidated Financial Statements.
(3)	Quarterly EPS may not add to year-to-date EPS due to rounding.

Seasonality and Other Factors Affecting the Variability of Results
Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to changes in end-use demand and customer demand, including our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather and the need to support requirements for the back-to-school period and the holiday season. Historically, we have operated our mature facilities at full capacity throughout the year in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year, in particular a build-up of inventory levels in the first half of the year. In the last three quarters of fiscal 2009, we took some production downtime in order to align our inventory levels with sales demand, in the context of the weak economic conditions during the fiscal year.

GILDAN 2009 REPORT TO SHAREHOLDERS P.15

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our results are also impacted by the fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers, at prices that are correlated with the price of cotton and polyester fibres. Cotton prices, which directly affect the cost of the cotton fibres we purchase, are affected by weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into contracts in advance of delivery to establish firm prices for cotton and cotton yarn, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Our results of operations are also affected by fluctuations in crude oil and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.

Management decisions to consolidate or reorganize operations, including closing facilities, may also result in significant restructuring and other charges in an interim or annual period. In addition, the effect of asset writedowns, including provisions for bad debts and slow moving inventories, can affect the variability of our results.

As noted under the section entitled “Our Business” on page 2, the severe downturn in the overall economic environment in fiscal 2009 impacted our business and resulted in lower net sales reflecting lower sales volumes and net selling prices compared with the prior year. In the first half of fiscal 2009 our results, including our gross margins, were significantly impacted by higher cotton and energy costs compared to the first half of fiscal 2008, although our costs improved sequentially by quarter in the second half of fiscal 2009. We had entered into contracts to fix our cotton requirements for the first half of fiscal 2009 at significantly higher price levels than the same period last year. Although cotton prices started to decline in the latter part of 2008, we did not fully benefit from the decline in commodity costs as we had previously committed ourselves to cotton purchases at higher cotton prices. In fiscal 2009, inventories consumed in cost of sales in the first half of the fiscal year reflected energy purchases at close to the peak of the commodity cycle in fiscal 2008. Results for the fourth quarter of fiscal 2009 included the negative impact of a special discount granted to distributors as discussed in the “Net Sales” section on page 9.

During the fourth quarter of fiscal 2008 we recorded a one-time income tax charge of $26.9 million, or $0.22 per share, related to the settlement of the CRA audit.

Fourth Quarter Results
Net sales in the fourth quarter of fiscal 2009 amounted to $301.7 million, down 7.1% from $324.7 million in the fourth quarter of last year. Sales of activewear and underwear were $240.8 million, down 4.8% from $253.0 million last year, and sales of socks were $60.9 million, down 15.1% from $71.7 million last year.

The decrease in sales of activewear and underwear was due to lower unit selling prices and a 1.3% reduction in unit sales volumes, as a result of weaker economic conditions, as well as the impact of a special distributor devaluation discount, as described more fully below, and currency changes, partially offset by more favourable activewear product-mix.

Early in the first quarter of fiscal 2010, the Company reduced gross selling prices for its activewear products in the U.S. wholesale distributor channel, and applied the benefit of the selling price reduction to inventories held by distributors through a special inventory devaluation discount of $8.9 million. Net sales in the fourth quarter of fiscal 2009 reflected both the significant negative impact of short-term promotions in the fourth quarter as well as the impact of the special discount, which is accounted for as an adjustment to sales in the fourth quarter of fiscal 2009. The Company believes that the approach it has taken to pricing is enhancing the ability of its wholesale distributors to plan their business and helping to stimulate screenprinter demand for Gildan products.

GILDAN 2009 REPORT TO SHAREHOLDERS P.16

MANAGEMENT’S DISCUSSION AND ANALYSIS

The reduction in unit sales volumes of activewear and underwear in the fourth quarter of fiscal 2009 was due to a 12.3% decline in overall industry unit shipments from U.S. distributors to U.S. screenprinters, largely offset by increased market share in all product categories, as well as increased shipments to international and other screenprint markets.

The reduction in sales of socks in the fourth quarter compared to a year ago was due to the discontinuance of unprofitable sock programs and inventory fluctuations at the retailer level. The impact of these factors was largely offset by double-digit increases in the sell-through to consumers of continuing programs with major mass retailer customers. New mass-retailer private label sock brands which have been introduced during fiscal 2009 performed strongly in the fourth quarter and gained market share.

Gross margins in the fourth quarter were 25.7% compared to 26.8% in the fourth quarter of fiscal 2008. The decrease in gross margins compared with last year was due to significantly increased promotional discounts for activewear in the U.S. distributor channel as well as the special discount discussed above. Gross margins in the fourth quarter of fiscal 2009 were also negatively impacted by production downtime, which reduced margins by approximately 1.6%. These negative factors more than offset the benefits of increased manufacturing efficiencies, including lower cotton and energy costs, and more favourable activewear product-mix.

SG&A expenses in the fourth quarter were $34.1 million, or 11.3% of net sales, compared to $36.7 million, or 11.3% of net sales in the fourth quarter of fiscal 2008. The reduction in SG&A expenses was primarily due to efficiencies and savings achieved in the management of distribution expenses, as well as the impact of the lower-valued Canadian dollar on corporate administrative expenses, partially offset by higher depreciation expenses and an increase in provisions for doubtful accounts receivable exposures.

We recorded an income tax recovery of $0.7 million in the fourth quarter of fiscal 2009, compared to an income tax expense of $25.3 million in the fourth quarter of fiscal 2008. The current year recovery included recoveries of $0.8 million related to restructuring and other charges and $0.5 million related to the recognition of previously unrecorded tax benefits. Excluding the impact of restructuring and other charges and the impact of previously unrecorded tax benefits, income tax expense for the fourth quarter of fiscal 2009 was $0.6 million. Income tax expense for the fourth quarter of fiscal 2008 included a one-time income tax charge of $26.9 million, or $0.22 per share, related to the settlement of the CRA audit described on page 14, under the heading “Income Taxes”.

Gildan reported net earnings of $42.4 million and diluted EPS of $0.35 for its fourth fiscal quarter ended October 4, 2009 compared to net earnings of $21.8 million, or $0.18 per share on a diluted basis in the fourth quarter of fiscal 2008. Before reflecting the impact of after tax restructuring and other charges in both years, adjusted net earnings in the fourth quarter of fiscal 2009 were $42.4 million, or $0.35 per share compared to adjusted net earnings of $22.8 million, or $0.19 per share in the fourth quarter of fiscal 2008. The restructuring and other charges in both years related to the restructuring and ongoing carrying costs pursuant to the closure of Canadian and U.S. manufacturing facilities. The increase in adjusted net earnings in the fourth quarter of fiscal 2009 was mainly attributable to the non-recurrence of a one-time income tax charge of $26.9 million, or $0.22 per share related to the settlement of the CRA audit in the fourth quarter of fiscal 2008, increased manufacturing efficiencies, favourable product-mix and lower SG&A expenses. These positive factors were essentially offset by lower net selling prices for activewear, lower unit sales, the special distributor inventory devaluation discount granted to distributors in the fourth quarter of fiscal 2009, and the impact of planned production downtime taken in the fourth quarter of fiscal 2009.

FINANCIAL CONDITION

Accounts receivable of $166.8 million as at October 4, 2009 decreased by $49.0 million, compared to accounts receivable of $215.8 million at the end of fiscal 2008. The decrease was mainly due to the impact of lower sales in the fourth quarter of fiscal 2009 compared to last year, combined with a decrease in days’ sales outstanding (DSO). Typically, our DSO increase during the second half of the fiscal year and reach their highest level in the fourth quarter as a result of seasonal programs for fleece and long-sleeve T-shirts shipped in the third and fourth quarters with extended payment terms. The lower DSO at October 4, 2009 compared to the end of fiscal 2008 was due to a lower proportion of sales with extended payment terms in the second half of fiscal 2009 compared to last year, which was in line with our objective to limit our exposure to credit risk in the context of the current economic environment.

GILDAN 2009 REPORT TO SHAREHOLDERS P.17

MANAGEMENT’S DISCUSSION AND ANALYSIS

Inventories of $301.9 million were down $14.3 million, or 4.5% from $316.2 million at the end of fiscal 2008. The decrease in inventories was primarily attributable to a decrease in raw material and work-in-process inventories, lower sock inventory volume levels, a reduction in average unit costs for activewear and socks, largely offset by an increase in activewear inventory volumes. The decrease in raw materials and work-in-process inventory levels at the end of fiscal 2009 when compared to last year was mainly due to supply chain efficiencies, and lower cotton costs. The decrease in sock inventory volumes was due to the impact of supply chain efficiencies implemented during the year, while the lower average unit costs for socks resulted from lower cotton and energy costs and a higher proportion of socks being produced at our Honduras sock facilities, following the transition of our sock finishing operations in the U.S. to our Honduran facilities at the end of the third quarter. Lower average unit cost for activewear were attributable to lower cotton and energy costs, and improved manufacturing efficiencies. The year-over-year increase in activewear inventory units reflects lower sales and also lower than optimal levels of inventory on hand at the end of fiscal 2008, when inventory levels were affected by production constraints. The Company believes its current levels of finished goods inventories are appropriate, in the context of current market conditions, and is not currently planning production downtime in the first quarter of fiscal 2010, other than the normal holiday shutdown over the Christmas period.

Property, plant and equipment, which are net of accumulated depreciation, including asset impairment losses, amounted to $414.5 million at October 4, 2009, compared to $436.5 million at October 5, 2008. The decrease of $22.0 million is mainly due to depreciation expense exceeding capital expenditures. Depreciation of property, plant and equipment was $62.0 million, while capital additions were $43.8 million, primarily for the biomass combustion energy project in the Dominican Republic, capital expenditures for the transition of the finishing process of our sock manufacturing operations in Honduras, and other capacity expansion projects. The remaining decrease is due to a reclassification of property, plant and equipment to assets held for sale and the write-off of certain assets related to closed facilities.

Intangible assets amounted to $56.8 million as at October 4, 2009 compared to $60.0 million at the end of fiscal 2008. The decrease is related to the amortization of intangible assets for fiscal 2009. Goodwill of $6.7 million at the end of fiscal 2009 related to the acquisition of Prewett in the first quarter of fiscal 2008. Management performed its annual review for impairment of goodwill and concluded that there has been no impairment in the value of goodwill as at October 4, 2009.

Assets held for sale of $6.5 million as at October 4, 2009 (October 5, 2008 - $10.5 million) include property, plant and equipment relating to closed facilities. The decrease in assets held for sale is due mainly to the sale of the Company’s previous Canadian corporate head office location.

Total assets were $1,082.4 million as at October 4, 2009, compared to $1,095.0 million at the end of the previous year. Working capital was $441.0 million as at October 4, 2009 compared to $355.2 million as at October 5, 2008. The current ratio at the end of fiscal 2009 was 4.2 compared to 2.8 at the end of fiscal 2008.

Accounts payable and accrued liabilities amounted to $124.4 million at October 4, 2009, compared to $149.3 million at the end of fiscal 2008. The decrease of $24.9 million was primarily due to lower raw materials when compared to last year, as noted above.

Income taxes payable were $11.8 million at October 4, 2009 compared to $46.6 million at October 5, 2008. The decrease in income taxes payable was mainly due to payments of $24.8 million during fiscal 2009 related to the settlement of the CRA audit as announced in December 2008 and as described under the heading “Income Taxes” on page 14. The remaining decrease is due primarily to a reclassification between current income taxes payable and future income taxes and the foreign exchange impact of the stronger U.S. dollar.

GILDAN 2009 REPORT TO SHAREHOLDERS P.18

MANAGEMENT’S DISCUSSION AND ANALYSIS

CASH FLOWS

Cash inflows from operating activities in fiscal 2009 were $169.2 million compared to cash inflows of $238.9 million for the previous year. The decrease in cash flow was primarily due to lower cash operating earnings, a decrease in accounts payable and accrued liabilities compared to an increase in fiscal 2008, and income tax payments in fiscal 2009 related to prior fiscal years, partially offset by favorable changes in accounts receivable and inventories compared to last year.

Cash flows used in investing activities were $34.2 million in fiscal 2009, compared to $227.3 million in fiscal 2008. The decrease of $193.1 million in fiscal 2009 was primarily attributable to the acquisition of Prewett in fiscal 2008 for a purchase price of $126.8 million and a $52.1 million decline in capital spending over last year, as a result of the deferral of capacity expansion plans in the current economic environment, and proceeds from the disposal of assets held for sale. Net capital expenditures amounted to $44.9 million for fiscal 2009 compared to our previous forecast of $60 to $70 million. The lower than projected capital expenditures was due to timing delays in finalizing the purchase of our new office building in Barbados. We now expect that the purchase will be completed in the first quarter of fiscal 2010.

We generated free cash flow of $132.2 million in fiscal 2009 compared to $148.4 million for the same period in fiscal 2008. The decrease of $16.2 million was attributable to lower cash flows from operating activities partially offset by lower capital spending compared to last year. Free cash flow is comprised of cash flows from operating activities, including net changes in non-cash working capital balances, less cash used in investing activities, excluding business acquisitions. See page 40.

Cash flows used in financing activities in fiscal 2009 amounted to $47.7 million compared to cash outflows of $8.3 million in fiscal 2008. In fiscal 2009 cash flows used in financing activities consisted primarily of repayments of $45.0 million on our revolving long-term credit facility.

LIQUIDITY AND CAPITAL RESOURCES

In recent years, we have funded our operations and capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements and business acquisitions. Our primary uses of funds on an ongoing basis are for capital expenditures for new manufacturing facilities, incremental expansion, working capital requirements, and business acquisitions. In fiscal 2009, we also used funds for the payment of income taxes pursuant to the Company’s settlement of its audit with the CRA as described under the heading “Income Taxes” on page 12.

We have a committed revolving long-term credit facility of up to $400 million, on an unsecured basis, which matures in June 2013. Total indebtedness as at October 4, 2009 amounted to $4.4 million compared to $53.0 million at the end of fiscal 2008. Total indebtedness is comprised of bank indebtedness and long-term debt (including the current portion) as described on page 40. At October 4, 2009, there were no amounts drawn on our revolving long-term credit facility. An amount of $0.2 million has been committed against this facility to cover various letters of credits.

At the beginning of fiscal 2009, we had net indebtedness of $40.6 million, including $45.0 million drawn on our revolving long-term credit facility, and $12.4 of cash and cash equivalents. Net indebtedness is calculated as total indebtedness net of cash and cash equivalents as described on page 40. During fiscal 2009, our operating cash flows allowed us to fund net capital expenditures of $44.9 million, repay all amounts owing under our revolving long-term credit facility, and accumulate a substantial cash balance at the end of fiscal 2009 of $99.7 million. At October 4, 2009 we continue to have ample liquidity and significant financing capacity and flexibility under our revolving long-term credit facility.

GILDAN 2009 REPORT TO SHAREHOLDERS P.19

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gildan is projecting capital expenditures of approximately $130 million for fiscal 2010, compared to approximately $45 million in fiscal 2009. The projected capital expenditures for fiscal 2010 include the acquisition of the new distribution centre and office building in Charleston, South Carolina for approximately $20 million and planned expenditures for the completion of the Rio Nance 4 sock facility, further textile expansion and energy cost reduction projects, and the purchase of our new office building in Barbados which was not finalized during the fourth quarter of fiscal 2009.

We believe that our fiscal 2010 cash flow from operating activities, together with our accumulated cash balances from fiscal 2009 and our credit facility, will provide us with sufficient liquidity and capital resources in fiscal 2010 to fund our anticipated working capital and capital expenditure requirements, as well as any acquisition opportunities that the Company may decide to pursue.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. We do not currently pay a dividend. However, the Company’s Board of Directors periodically evaluates the merits of introducing a dividend.

Off-Balance Sheet Arrangements and Contractual Obligations
We have no commitments that are not reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations below. As disclosed in Note 13 to our audited Consolidated Financial Statements, we have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform its contractual obligations. As at October 4, 2009, the maximum potential liability under these guarantees was $10.0 million, of which $4.7 million was for surety bonds and $5.3 million was for corporate guarantees and standby letters of credit.

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our contractual obligations by period, excluding interest on long-term debt, for the following items as at October 4, 2009:

		Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	Total	fiscal year	fiscal years	fiscal years	fiscal years
Long-term debt	4.4	2.8	1.6	-	-
Operating leases	39.9	8.0	16.5	7.8	7.6
Purchase obligations	133.1	133.1	-	-	-
Total Contractual Obligations	177.4	143.9	18.1	7.8	7.6

We expect that cash flows from our operating earnings and our unutilized bank facilities will be sufficient to meet our obligations for the foreseeable future.

Outstanding Share Data
Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL). As at November 30, 2009 there were 120,970,339 common shares issued and outstanding along with 1,503,514 stock options and 951,403 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the Treasury RSU grant is dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly-listed companies.

On May 2, 2007, our Board of Directors approved a two-for-one stock split effected in the form of a stock dividend. The split was applicable to all shareholders of record on May 18, 2007. The Company’s shares commenced trading on a post-split basis on May 16, 2007 on the Toronto Stock Exchange (TSX), and on May 28, 2007 on the New York Stock Exchange (NYSE), in accordance with the respective requirements of these exchanges.

All share and per share data in this MD&A are stated after the above-noted stock split.

GILDAN 2009 REPORT TO SHAREHOLDERS P.20

MANAGEMENT’S DISCUSSION AND ANALYSIS

LEGAL PROCEEDINGS

Securities Class Actions
The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its financial guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008.

The U.S. lawsuits have been consolidated, and a consolidated amended complaint was filed alleging claims under the U.S. securities laws. On July 1, 2009, the District Court granted the motion by Gildan and other defendants to dismiss the U.S. action in its entirety, holding that the consolidated amended complaint failed to adequately allege the essential elements of a claim under the applicable provisions of the U.S. securities laws, including the existence of a material misstatement and fraudulent intent. On July 17, 2009, plaintiffs filed a motion seeking reconsideration of this decision only insofar as it declined to grant plaintiffs an opportunity to file a second amended complaint. On July 31, 2009, the Company and the other defendants filed a response to plaintiffs’ motion seeking reconsideration. On December 4, 2009, the plaintiffs’ motion seeking reconsideration was denied.

In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under Ontario’s Securities Act. A motion, along with affidavit evidence, for leave to pursue such statutory liability claims and class certification have been filed by the plaintiff. No date has been set yet for the hearing of that motion.

The Company strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any. No provision for contingent loss has been recorded in the consolidated financial statements.

OUTLOOK

A discussion of management’s expectations as to our outlook for fiscal 2010 is contained in our fourth quarter earnings results press release dated December 10, 2009 under the section entitled “Fiscal 2010 Outlook and Business Plans”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

FINANCIAL RISK MANAGEMENT

This section of the MD&A provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks. The disclosures under this section, in conjunction with the information in Note 19 to the audited Consolidated Financial Statements (“Financial Instruments”), are designed to meet the requirements of the Canadian Institute of Chartered Accountants Handbook Section 3862, Financial Instruments-Disclosures, and are therefore incorporated into, and are an integral part of, the audited consolidated financial statements.

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in exchange rates, commodity prices and interest rates. Derivative financial instruments are not used for trading purposes.

GILDAN 2009 REPORT TO SHAREHOLDERS P.21

MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash and cash equivalents, forward foreign exchange contracts and interest rate swaps, which it manages by dealing only with highly-rated North American and European financial institutions. Our trade receivables and credit exposure fluctuate throughout the year based on the seasonality of our sales and other factors. The Company’s average trade receivables and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period.

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of wholesale distributors and mass-market retailers. As at October 4, 2009, the Company’s ten largest trade debtors accounted for 64% of trade accounts receivable, of which one wholesale customer accounted for 10% and one retailer accounted for 10%. Of the Company’s top ten trade debtors, eight are wholesale distributors, and all are located in the United States. The remaining trade receivable balances are dispersed among a larger number of debtors across many geographic areas including the United States, Canada, Europe, Mexico and Australia.

Most sales are invoiced with payment terms of between 30 to 60 days. In accordance with industry practice, sales to wholesale distributors of certain seasonal products, primarily in the second half of the fiscal year, are invoiced with extended payment terms, generally not exceeding six months. From time-to-time, the Company may initiate other special incentive programs with extended payment terms.

The Company’s customers have generally been transacting with the Company or its subsidiaries for over five years. Many distributors are highly-leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with accounts receivable and inventory pledged as collateral. The financial leverage of certain of our wholesale distributor customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing, and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company’s retail customers varies significantly. Adverse changes in a customer’s financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Future credit losses relating to any one of our top ten customers could be material and could result in a material charge to earnings. The likelihood of such losses occurring has increased given the current economic downturn.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s international sales office in Barbados. Where available, the Company’s credit department periodically reviews external ratings and customer financial statements, and in some cases obtains bank and other references. New customers are subject to a specific vetting and pre-approval process. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.

GILDAN 2009 REPORT TO SHAREHOLDERS P.22

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s exposure to credit risk for trade receivables by geographic area and type of customer was as follows as at October 4, 2009 and October 5, 2008:

(in $ millions)	October 4, 2009	October 5, 2008
United States	135.4	176.0
Europe	12.2	11.9
Canada	7.5	14.2
Other regions	4.5	4.2
Total trade receivables	159.6	206.3

(in $ millions)	October 4, 2009	October 5, 2008
Distributors and screenprinters	127.7	166.2
Mass-market and regional retailers	31.9	40.1
Total trade receivables	159.6	206.3

The aging of trade receivable balances was as follows as at:

(in $ millions)	October 4, 2009	October 5, 2008

Not past due	144.5	186.0
Past due 0-30 days	14.9	15.7
Past due 31-60 days	3.5	3.2
Past due 61-120 days	1.2	1.9
Past due over 121 days	1.5	2.3
Trade receivables	165.6	209.1
Less allowance for doubtful accounts	(6.0)	(2.8)
Total trade receivables	159.6	206.3

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

(in $ millions)	October 4, 2009	October 5, 2008
Balance, beginning of year	2.8	2.0
Bad debt expense	6.0	4.5
Write-off of accounts receivable	(2.8)	(4.0)
Increase due to acquisition of Prewett	-	0.3
Balance, end of year	6.0	2.8

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We require continued access to capital markets to support our operations as well as to achieve our strategic plans. We rely on cash resources, debt and cash flows generated from operations to satisfy our financing requirements. Any impediments to our ability to continue to meet the covenants and conditions contained in our revolving credit facility as well as our ability to access capital markets, or the failure of a financial institution participating in our credit facility, or an adverse perception in capital markets of our financial condition or prospects, could have a material impact on our financing capability. In addition, our access to financing at reasonable interest rates could become influenced by the economic and credit market environment.

GILDAN 2009 REPORT TO SHAREHOLDERS P.23

MANAGEMENT’S DISCUSSION AND ANALYSIS

We manage liquidity risk through the management of our capital structure and financial leverage, as outlined in Note 20 to the 2009 audited Consolidated Financial Statements (“Capital Disclosures”). In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of our sales and receipts. We also monitor the impact of credit market conditions in the current environment. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures.

The Company has a committed revolving credit facility for a maximum of $400 million which expires in June 2013. The Company’s revolving credit facility is subject to various financial covenants. The Company was in compliance with all covenants as at October 4, 2009. This facility is unsecured and amounts drawn bear interest at LIBOR rates or U.S. base rate plus an applicable margin. As at October 4, 2009, there were no amounts drawn under this facility. As at October 5, 2008, $45.0 million was drawn under this facility, bearing an effective interest rate of 4.75%.

The Company had no derivative financial instruments outstanding as at October 4, 2009, but had derivative financial instruments outstanding at the end of fiscal 2008, which consisted of forward foreign exchange contracts for which notional amounts, maturities, carrying and fair values and other information are disclosed in Note 19 to the audited Consolidated Financial Statements.

The following are the contractual maturities of financial liabilities by period, excluding future interest payments but including accrued interest to October 4, 2009.

	Carrying	0 to 12	1 to 2	2 to 5	More than 5
(in $ millions)	amount	months	years	years	years
Other long-term debt	4.4	2.8	1.6	-	-
Accounts payable and accrued liabilities	124.4	124.4	-	-	-
Total	128.8	127.2	1.6	-	-

Foreign Currency Risk
The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside of the United States, and head office expenses in Canada. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the British pound, the Euro, and the Mexican peso exchange rates. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows and the reported amounts for sales and SG&A expenses in its consolidated statement of earnings, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each balance sheet date, the impact of which is reported as a foreign exchange gain or loss in the statement of earnings.

The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras. The Lempira to U.S. dollar exchange rate has not fluctuated significantly in recent years. However, should there be a change in the Lempira to U.S. dollar exchange rate in the future, such change may have an impact on our operating results.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical, and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows and balance sheet exposures, and from time-to-time will authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency cash flows, with maturities of up to two years. The Company does not use forward foreign exchange contracts for speculative purposes. As at October 4, 2009, the Company had no derivative foreign exchange contracts outstanding, although several forward foreign exchange contracts matured during fiscal 2009, which were reported on a mark-to-market basis and the gains and losses were included in financial (income) expense. The Company elected not to apply hedge accounting for these derivatives.

GILDAN 2009 REPORT TO SHAREHOLDERS P.24

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following tables provide an indication of the Company’s significant foreign currency exposures during the year ended October 4, 2009, including the year end balances of financial assets and liabilities denominated in foreign currencies, as well as the amount of sales and operating expenses during the year that were denominated in foreign currencies, but before considering the effect of forward foreign exchange contracts.

			October 4, 2009
(in U.S. $ millions)	CAD	EUR	GBP	MXN
Cash and cash equivalents	3.0	1.1	1.8	0.4
Accounts receivable	7.5	4.4	4.9	5.2
Accounts payable and accrued liabilities	(19.8)	(1.7)	0.1	(0.3)
Balance sheet exposure excluding financial derivatives	(9.3)	3.8	6.8	5.3
		For the year ended October 4, 2009
(in U.S. $ millions)	CAD	EUR	GBP	MXN
Sales	33.6	21.1	22.7	13.2
Operating expenses	(52.8)	(5.0)	(2.2)	(2.4)
Net exposure	(19.2)	16.1	20.5	10.8

The following table reflects the exchange rates applied during the reporting period for the year ended October 4, 2009.

	Year-to-date	Reporting
	average rate	date rate
CAD to USD	0.8542	0.9228
EUR to USD	1.3531	1.4529
GBP to USD	1.5625	1.5926
MXN to USD	0.0751	0.0727

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have increased (decreased) net earnings as follows, assuming that all other variables remained constant:

		For the year ended, October 4, 2009
(in U.S. $ millions)	CAD	EUR	GBP	MXN
Source of net earnings variability from changes in foreign exchange rates:
Financial instruments, including forward foreign exchange contracts	0.5	(0.2)	(0.3)	(0.3)
Sales and operating expenses	1.0	(0.8)	(1.0)	(0.5)
Increase (decrease) in net earnings	1.5	(1.0)	(1.3)	(0.8)

An assumed 5 percent weakening of the U.S. dollar during the year ended October 4, 2009 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk
The Company’s interest rate risk is primarily related to the Company’s revolving long-term credit facility, for which amounts drawn are primarily subject to LIBOR rates in effect at the time of borrowing, plus a margin. Although LIBOR-based borrowings under the credit facility can be fixed for periods of up to six months, the Company generally fixes rates for periods of one to three months. The interest rates on amounts drawn on this facility and on any future borrowings will vary and are unpredictable. Increases in short term interest rates and increases in interest rates on new debt issues may result in a material increase in interest charges.

GILDAN 2009 REPORT TO SHAREHOLDERS P.25

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. At the end of fiscal 2009 and 2008, the Company had no derivative financial instruments outstanding, but during fiscal 2009, the Company entered into two interest rate swap contracts totaling $50.0 million which matured in the third and fourth quarters, respectively.

CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are described in Note 1 to our 2009 audited annual Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ materially from those estimates.

Management believes that the following accounting estimates require assumptions to be made about matters that are highly uncertain:

Allowance for Doubtful Accounts
Trade accounts receivable consists of amounts due from our normal business activities. We maintain an allowance for doubtful accounts to reflect expected credit losses. We provide for bad debts based on collection history and specific risks identified on a customer-by-customer basis. A considerable amount of judgment is required to assess the ultimate realization of accounts receivable and the credit-worthiness of each customer. Furthermore, these judgments must be continuously evaluated and updated. Uncollected accounts are written off through the allowance for doubtful accounts. We are not able to predict changes in the financial condition of our customers, and if circumstances related to our customers’ financial condition deteriorate, our estimates of the recoverability of our trade receivables could be materially affected and we may be required to record additional allowances. Alternatively, if we provide more allowances than we need, we may reverse a portion of such provisions in future periods based on our actual collection experience.

Inventory Valuation
Our inventory is carried at the lower of First-In-First-Out cost and net realizable value. We regularly review inventory quantities on hand and record a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected, or if liquidation of the inventory no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required.

Sales Promotional Programs
In the normal course of business, certain incentives are granted to our customers including discounts and rebates. At the time of sale, estimates are made for customer price discounts and rebates based on the terms of existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience, current trends and other known factors. If actual price discounts, rebates or returns differ from estimates, significant adjustments to net sales could be required in future periods.

GILDAN 2009 REPORT TO SHAREHOLDERS P.26

MANAGEMENT’S DISCUSSION AND ANALYSIS

Recoverability of Long-Lived Assets
Our long-lived assets are comprised of property, plant and equipment and identifiable intangible assets, which are recorded at cost less accumulated amortization, including asset impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives of the assets.

On a regular basis, we review the estimated useful lives of our long-lived assets. Assessing the reasonableness of the estimated useful lives of long-lived assets requires judgment and is based on currently available information, including actual utilization experience and expected future business plans. We also review long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Impairment losses are recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The amount of impairment loss recognized is measured as the amount by which the carrying value of an asset exceeds its fair value, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. In estimating future cash flows, the Company uses its best estimates based on internal plans, which incorporate management’s judgments as to the remaining service potential of the long-lived assets. Changes in circumstances, such as technological advances and changes to our business strategy can result in actual useful lives and future cash flows differing significantly from our estimates resulting in increased charges for amortization or impairment. Such charges would not result in cash outflows and would not affect the Company’s liquidity. Revisions to the estimated useful lives of long-lived assets or future cash flows constitute a change in accounting estimate and are applied prospectively.

Income Taxes
We utilize the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in our audited Consolidated Financial Statements.

We recognize future income tax assets only to the extent that, in management’s opinion, it is more likely than not that the future income tax assets will be realized, based on estimates of future taxable income in applicable jurisdictions and other assumptions. To the extent that it is determined that it is no longer more likely than not that the asset will be realized, a valuation allowance is provided.

The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. The Company recognizes the benefits of uncertain tax filing positions in its financial statements when it is considered likely that the tax position will be sustained upon examination by tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized from such positions are measured at the best estimate of the amounts expected to be realized upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its position due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes. Previously recognized tax benefits relating to uncertain tax filing positions are derecognized if it becomes likely that the tax position will no longer be upheld. Actual results, including the resolution of government tax audits and other events may vary materially compared to estimates and assumptions used by management in determining the provision for income taxes and in valuing income tax assets and liabilities, and in such eventualities the Company may be required to reduce or increase the value of income tax assets and liabilities resulting in a material income tax expense or recovery in future periods.

GILDAN 2009 REPORT TO SHAREHOLDERS P.27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Business Acquisitions
We account for business acquisitions using the purchase method. Accordingly, the purchase price of a business acquisition is allocated to its identifiable net assets including identifiable intangible assets, on the basis of estimated fair values as at the date of purchase, with any excess being assigned to goodwill. We estimate the fair value of assets and liabilities acquired, including goodwill, at the date of acquisition using a projected discounted cash flow method and other valuation methods. Goodwill is assessed for impairment annually and sometimes more frequently if a change in circumstances indicates that the asset might be impaired by comparing the fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, a more detailed goodwill impairment assessment must be undertaken. We use a number of significant estimates and assumptions when calculating fair value. These estimates and assumptions include projected future cash flows, the number of years used, the discount rate and other items. We believe that our estimates and valuation methods are reasonable, consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control. If the future was to adversely differ from management’s best estimate of key economic assumptions, and if associated cash flows were to materially decrease, the Company may be required to record impairment charges related to its goodwill. Such charges would not result in cash outflows and would not affect the Company’s liquidity.

CHANGES IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING STANDARDS

CHANGES IN ACCOUNTING POLICIES

Inventories:
Effective the commencement of its 2009 fiscal year, the Company adopted CICA Handbook Section 3031, Inventories, which replaced Section 3030, Inventories, and harmonized the Canadian standards related to inventories with International Financial Reporting Standards (IFRS). This Section, which was issued in June 2007, provides changes to the measurement of, and more extensive guidance on, the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; clarifies that major spare parts not in use should be included in property, plant and equipment; and expands the disclosure requirements to increase transparency. The Company compared the requirements of this new Section with its current measurement and determination of costs and concluded that the new Section did not have a significant impact on the results of operations. The Company previously included and will continue to include the amount of depreciation related to manufacturing activities as a component of the cost of inventories. However, the new Section requires depreciation expense related to inventories which have been sold to be presented in cost of sales. As a result, effective the first quarter of fiscal 2009, depreciation expense related to manufacturing activities was reclassified to cost of sales.

See the section, Statement of earnings classification, in Note 1(a) and Note 3 to the audited Consolidated Financial Statements for a description of the impact of adopting Section 3031.

General Standards of Financial Statement Presentation:
Effective the commencement of its 2009 fiscal year, the Company adopted the amendment of CICA Handbook Section 1400, General Standards of Financial Statement Presentation, which is effective for fiscal year’s beginning on or after October 1, 2008 and which includes requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of the amended Section did not have an impact on the consolidated financial statements of the Company.

Goodwill and intangible assets:
In February 2008, Canada’s Accounting Standard’s Board (AcSB) issued CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. This Section applies to annual financial statements relating to the Company’s fiscal year beginning on October 6, 2008 and has been adopted on a retrospective basis effective from the first quarter of fiscal 2009.

Prior to the adoption of Section 3064, the Company deferred and amortized plant start-up costs on a straight-line basis over two years. The impact of adopting this Section, on a retrospective basis, was an increase of $1.8 million in net earnings for fiscal 2008 (increase of $0.01 in basic and diluted earnings per share), and a decrease in net earnings of $1.0 million for fiscal 2007 (decrease of $0.01 in basic and diluted earnings per share). The adoption of this Section also resulted in a decrease of $0.8 million in other assets as at October 5, 2008 and a decrease of $1.6 million in shareholders’ equity as at October 1, 2006.

GILDAN 2009 REPORT TO SHAREHOLDERS P.28

MANAGEMENT’S DISCUSSION AND ANALYSIS

The impact of adopting this Section, on a retrospective basis, was an increase of $0.5 million in net earnings for the three months ended October 5, 2008 with no change in the reported basic or diluted earnings per share.

Credit risk and the fair value of financial assets and financial liabilities:
On January 20, 2009, the Emerging Issues Committee (EIC) of the AcSB issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009 and was applicable to the Company for its second quarter of fiscal 2009 with retrospective application, if any, to the beginning of its current fiscal year. The adoption of EIC 173 did not have an impact on the consolidated financial statements of the Company.

Financial Instruments – Disclosures:
In June 2009, the AcSB issued amendments to CICA Handbook Section 3862, Financial Instruments –Disclosures in order to align with International Financial Reporting Standard IFRS 7, Financial Instruments: Disclosures. This Section has been amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The amendments establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The amendments apply to annual financial statements relating to fiscal years ended after September 30, 2009 and are applicable to the Company as at October 4, 2009. The amended Section relates to disclosure only and did not impact the financial results of the Company. As at October 4, 2009, the Company held no assets or liabilities required to be measured at fair value except for cash and cash equivalents which was measured using Level 2 inputs in the fair value hierarchy.

GILDAN 2009 REPORT TO SHAREHOLDERS P.29

MANAGEMENT’S DISCUSSION AND ANALYSIS

FUTURE ACCOUNTING STANDARDS

International Financial Reporting Standards (IFRS)
In February 2008, the AcSB confirmed that IFRS, as issued by the International Accounting Standards Board, will replace Canadian GAAP for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the changeover to IFRS will be required for our fiscal 2012 interim and annual financial statements beginning October 3, 2011 (the “changeover date”) with comparative information presented for fiscal 2011.

In preparation for the changeover to IFRS, we have developed an IFRS transition plan consisting of three phases - 1) Scoping and Diagnostic Phase, 2) Impact Analysis and Design Phase, and 3) Implementation and Review Phase. Transition issues identified in each of these phases will be analyzed and addressed according to the level of impact they will have on the key elements of the transition plan. These key elements include:

  Accounting policies, including choices among policies permitted under IFRS;

  Information technology and data systems;

  Internal control over financial reporting;

  Disclosure controls and procedures, including investor relations and external communications plans; and

  Business activities, including the impact on operating agreements and key performance indicators.

Progress towards Completion of our IFRS Changeover Plan
The following information is presented to comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to International Financial Reporting Standards. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the possible effects on our operations. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions, and circumstances may arise, such as changes in IFRS standards or economic conditions, which could change these assumptions or the progress of our IFRS changeover plan.

We have completed the first phase, comprised of a scoping and diagnostic process, which involved a comparison of the Company’s current accounting policies under Canadian GAAP with currently issued IFRS. A number of differences have been identified with respect to the recognition and measurement of certain balance sheet items, and while our key analyses are progressing well, preliminary conclusions have not yet been reached and as such, they have not been reported at this time.

IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that first-time adopters select accounting policies that are in compliance with each IFRS effective at the end of a company’s first annual IFRS reporting period (September 30, 2012 for Gildan), and apply those policies to all periods presented in their first IFRS financial statements including the comparative periods. Therefore, the starting point for our accounting in accordance with IFRS will be fiscal 2011, beginning on October 4, 2010 (the “transition date”) although the interim and annual financial statements for fiscal 2011 will only be published in accordance with IFRS in fiscal 2012 as comparative information. The general requirement of IFRS 1 is full retrospective application of all accounting standards effective at an entity’s reporting date but recorded against retained earnings as of the transition date. However, IFRS 1 provides first-time adopters certain optional exemptions and mandatory exceptions from full retrospective application. We have identified the optional exemptions applicable to our operations, and will select the exemptions which are considered to be the most appropriate for the Company.

The second phase of our IFRS changeover plan is now underway and as our IFRS changeover plan progresses, we will continue to report on the status of the plan, significant findings, the impact on the key elements indicated above, and provide more detailed information on preliminary conclusions reached.

GILDAN 2009 REPORT TO SHAREHOLDERS P.30

MANAGEMENT’S DISCUSSION AND ANALYSIS

Business combinations:
In January 2009, the AcSB issued CICA Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to IFRS 3, Business Combinations (January 2008). The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date. The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new Section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption. The Company is currently considering early adoption of Section 1582.

Consolidated financial statements and non-controlling interests:
In January 2009, the AcSB issued CICA Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements. These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008) under IFRS. Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders' equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. Earlier adoption is permitted which would be effective as of the beginning of the fiscal year of adoption. The Company is currently considering early adoption of Section 1582, which would result in the reclassification of the non-controlling interest in consolidated joint venture from a separate item on the consolidated balance sheet to a separate component of shareholders’ equity for all periods presented.

RELATED PARTY TRANSACTIONS

We have transactions with Frontier, which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Total purchases of yarn from Frontier were $149.8 million (2008 - $138.6 million), along with $0.8 million (2008 - $0.8 million) relating to management fees for the year ended October 4, 2009. As at October 4, 2009, we had an outstanding payable to Frontier of $22.1 million (2008 - $32.4 million).

DISCLOSURE CONTROLS

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized, and reported within prescribed time periods and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

GILDAN 2009 REPORT TO SHAREHOLDERS P.31

MANAGEMENT’S DISCUSSION AND ANALYSIS

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as at October 4, 2009. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of such period.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as at October 4, 2009, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

Attestation Report of Independent Registered Public Accounting Firm
KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Report to Shareholders, has issued an unqualified attestation report on the effectiveness of our internal control over financial reporting as at October 4, 2009.

Changes in Internal Controls Over Financial Reporting
There have been no changes during fiscal 2009 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

RISKS AND UNCERTAINTIES

In addition to the risks previously described under the section “Financial Risk Management” and those described elsewhere in this MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations, cash flows or the trading price of our common stock, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks described below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business.

GILDAN 2009 REPORT TO SHAREHOLDERS P.32

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our ability to implement our strategies and plans
We continue to focus on the execution of our key strategic initiatives, specifically to maximize screenprint market share penetration, leverage our successful business model to further penetrate the mass-market retail, generate manufacturing and distribution cost reductions, and evaluate opportunities to re-invest and/or repatriate cash flow to our shareholders. We may not be able to successfully implement our growth strategy in the future. In spite of our core competencies and historical success in achieving market share penetration and sales growth, we may not succeed in growing our market share in the U.S. screenprint channels, in further penetrating the mass-market retail channel and in achieving further market penetration within our international markets or in pursuing other international market expansion opportunities. Success factors and economic returns may be different in new market channels and new geographical markets which the Company enters. Also, there can be no assurance that we will be successful in optimizing our manufacturing and distribution cost reduction initiatives. In addition, our ability to generate cash flows from operations will depend on the success we have in executing our key strategic initiatives, which in turn will ultimately impact our ability to reinvest and repatriate or distribute cash flow to our shareholders. We may be unable to identify acquisition targets, successfully integrate a newly acquired business, or achieve expected synergies from such integration.

Our ability to compete effectively
The apparel market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being key requirements for success. Our primary competitors are described more fully in the business description contained in this MD&A under the heading “Competitive Environment” on page 4.

Our ability to remain competitive in the areas of price, quality, service, marketing, manufacturing and distribution will, in large part, determine our future success. Increased competition may result in the loss of customers to competitors, reduction in customer orders or shelf space, lower prices, the need for customer price incentives and other forms of marketing support to our customers, all of which could have an adverse effect on our profitability if we are unable to offset such negative impact with new business or cost reductions. There can be no assurance that we will be able to maintain or improve our competitive position.

Adverse changes in general economic conditions Although we manufacture basic, non-fashion, frequent-replenishment products used by consumers in a wide variety of applications, general economic and financial conditions, globally or in one or more of the markets we serve, may adversely affect our business. If there is a decline in economic growth and in consumer and commercial activity, and/or if adverse financial conditions exist in the credit markets, as in the case of the global credit crisis that began in the latter part of 2008, this may lead to lower demand for our products resulting in sale volume reductions and lower selling prices, and may cause us to operate at levels below our optimal production capacity, which would result in higher unit production costs, all of which could adversely affect our profitability and reduce cash flows from operations. Weak economic and financial conditions could also negatively affect the financial condition of our customers, which could result in lower sales volumes and increased credit risk. The nature and extent of the Company’s credit risks are described under the section “Financial Risk Management”.

GILDAN 2009 REPORT TO SHAREHOLDERS P.33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our reliance on a small number of significant customers
We rely on a small number of customers for a significant portion of our total sales. In fiscal 2009 our largest and second largest customers accounted for 18.6% and 15.5% (2008 – 23.1% and 13.6%) of total sales respectively, and our top ten customers accounted for 67.8% (2008 – 67.9%) of total sales. We expect that these customers will continue to represent a significant portion of our sales in the future.

Future sales volumes and profitability could be adversely affected should one or more of the following events occur:

  a significant customer substantially reduces its purchases or ceases to buy from us and we cannot replace that business with sales to other customers on similar terms;

  a large customer exercises its purchasing power to negotiate lower prices or to require Gildan to incur additional service and other costs;

  further industry consolidation leads to greater customer concentration; and

  a large customer encounters financial difficulties and is unable to meet its financial obligations.

Our customers do not commit to purchase minimum quantities
Our contracts with our customers do not require them to purchase a minimum quantity of our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor and retail customers, there can be no assurance that historic levels of business from any of our customers will continue in the future.

Our ability to anticipate evolving consumer preferences and trends
While we currently focus on basic, non-fashion products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends. Our success may be negatively impacted by changes in consumer preferences which do not fit with Gildan’s core competency of marketing and large-scale manufacturing of basic, non-fashion apparel products. If we are unable to successfully anticipate, identify or react to changing styles or trends or misjudge the market for our products, our sales could be negatively impacted and we may be faced with unsold inventory which could adversely impact our profitability.

Our production volume may differ from market demand
Demand for our products may vary from year to year. We aim to appropriately balance our production and inventory with our ability to meet market demand. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand, we produce and carry finished goods inventory to meet the expected demand for delivery of specific product categories. If, after producing and carrying inventory in anticipation of deliveries, demand is significantly less than expected, we may have to carry inventory for extended periods of time, or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in lower production levels, resulting in lower plant and equipment utilization and lower absorption of fixed operating costs.

Alternatively we are also exposed to loss of sales opportunities and market share, if we produce insufficient inventory to satisfy our customers’ demand for specific product categories as a result of underestimating market demand or not meeting production targets. Customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us.

There are inherent uncertainties related to the valuation of inventory, and it is possible that market factors and other conditions underlying the valuation of inventory may change in the future and result in further reserve requirements which could have an adverse effect on our profitability.

GILDAN 2009 REPORT TO SHAREHOLDERS P.34

MANAGEMENT’S DISCUSSION AND ANALYSIS

Fluctuations and volatility in the price of raw materials used to manufacture our products
Cotton and polyester fibers are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. The Company purchases cotton and polyester fibers through its yarn-spinning joint venture, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibers. The price of cotton fluctuates and is affected by weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond our control. In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs and trims. The Company enters into contracts in advance of delivery to establish firm prices for cotton and cotton yarn for which it will ultimately take delivery in order to mitigate the effect of price fluctuations. For future deliveries where such fixed price contracts have been entered into, the Company will not be able to benefit from price decreases but will be protected against price increases. Conversely, in the event that we have not entered into sufficient fixed priced contracts or made other arrangements to lock in the price of cotton yarn in advance of delivery, we will not be protected against price increases, but will be in a position to benefit from any price decreases.

Without taking into account the impact of fixed price contracts, a change of $0.01 per pound in cotton prices would affect the Company’s annual raw material costs by approximately $3.7 million, at estimated current production levels. The ultimate effect of this change on the Company’s earnings cannot be quantified, as the relationship between movements in cotton prices and movements in apparel selling prices cannot be predicted with any certainty. However, a dramatic increase in the price of cotton could have a material adverse effect on our business, results of operations and financial condition if the increase or part of the increase could not be mitigated through higher industry selling prices.

Our dependence on key suppliers
Our ability to meet our customers’ needs depends on our ability to maintain an uninterrupted supply of raw materials. More specifically, we source cotton and polycotton yarns primarily from the United States from our joint venture and from a limited number of outside suppliers. Our business, our financial condition or results of operations could be adversely affected if any of our principal yarn suppliers had difficulty sourcing cotton fibers, experience production problems, transportation disruptions or encounter financial difficulties.

Climate, political, social and economic risks in the countries in which we operate
The majority of our products are now manufactured in Central America, primarily in Honduras, and the Caribbean Basin. Some of the countries in which we operate have experienced political, social and economic instability in the past, and we cannot be certain of their future stability. Recently, there has been political instability in Honduras following the removal of the President of the country on June 28, 2009. Elections, which were conducted under the observation of a number of international parties, were held on November 29, 2009 and a new President was elected by the people of Honduras. The new President will be sworn into office in January 2010. The United States and Canada have indicated that they will recognize the results of the November election.

The following conditions or events could disrupt our supply chain, interrupt production at our facilities, increase our cost of sales or result in capital expenditures:

  fire or natural disasters, such as hurricanes, floods and earthquakes;

  political instability, labour unrest, war or terrorism;

  disruptions in shipping and freight forwarding services;

  interruptions in the availability of basic services and infrastructure, including power and water shortages.

Changes to international trade regulation
There exist a number of regional trade agreements and programs, such as the Caribbean Basin Trade Partnership Act (CBTPA), the Dominican Republic-Central America-United States Free Trade Agreement (CAFTA-DR) and the Haitian Hemispheric Opportunity through Partnership Encouragement Act (HOPE) which allow qualifying textiles and apparel from participating countries duty-free access to developed countries’ markets. Two of the newest programs, CAFTA-DR and HOPE, were adopted to strengthen and develop economic relations among countries which are party to the agreement. The above-mentioned international trade legislation contains provisions that may impose tariffs, quotas and/or safeguards, as necessary. We have situated our manufacturing facilities in strategic locations to take advantage of these trade liberalization measures, which are intended to position us to be globally competitive.

GILDAN 2009 REPORT TO SHAREHOLDERS P.35

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAFTA-DR provides for the application of safeguards in the form of reinstatement of normal duties if increased imports cause or threaten to cause substantial injury to a domestic industry. Under the current legislation, a safeguard under CAFTA – DR in the form of reinstatement of normal duties may be imposed for a period of up to three years and may not extend beyond March 31, 2011. The United States implemented such a safeguard against socks imported from Honduras during the period July 1, 2008 to December 31, 2008 inclusive, with an applicable duty rate of 5%. Under the provisions of the CAFTA-DR agreement, a safeguard, upon expiration, cannot be renewed. There can be no assurance that any changes to existing international trade legislation, which the Company is currently relying on in conducting its manufacturing operations, other safeguards under CAFTA-DR or any other trade agreements or other developments in trade legislation would not adversely impact our business.

There also exist a number of trade agreements or trade preferences involving various countries engaged in textile manufacturing activities in which the Company currently does not have any operations. Any changes to such agreements or any new trade agreements or legislation, which would allow duty-free and/or quota free access of apparel into developed countries, may also negatively impact our operations by enabling the Company’s competitors to improve their cost structure.

The textile and apparel industries of developed countries such as Canada, the United States and the European community, have historically received a relatively higher degree of trade protection than other industries. However, since January 2005, quotas on imports of textiles and apparel from member countries of the World Trade Organization (WTO) have been eliminated, including China whose quotas on textile and apparel exports were eliminated at the end of the 2008 calendar year.

Proposed legislation in the U.S. Congress would, if adopted, extend duty-free treatment to qualifying apparel imported from lesser developed countries, including Bangladesh and Cambodia, extend duty-free or reduced duty treatment to certain qualifying apparel imported from the Philippines, and extend duty-free treatment to certain apparel manufactured in “reconstruction opportunity zones” in Afghanistan and Pakistan. Any of these proposals could negatively affect our competitive position in the United States. U.S. domestic industry groups have threatened to seek “section 337” trade remedies against apparel imports from China under the terms of the U.S.-China WTO accession agreement, which could result in higher duty rates or tariff rate quotas for Chinese apparel and improve our competitive position in affected product classifications. The likelihood that any of these measures will be adopted and the extent of their impact on our business cannot be determined with certainty.

In addition, the Company is subject to customs audits in the various countries in which it operates. Although we believe that our customs compliance programs are effective, we cannot predict the outcome of any governmental audit.

Factors or circumstances that could increase our effective income tax rate
The Company benefits from a low overall effective corporate tax rate due to the majority of its global sales, marketing, and manufacturing operations being carried out in low tax rate jurisdictions in Central America and the Caribbean Basin. The Company’s income tax filing positions and income tax provisions are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. Although the Company believes its tax filing positions are sustainable, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities in any jurisdictions which we operate, and the final result may vary compared to the estimates and assumptions used by management in determining the Company’s consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a material adverse impact on the Company’s financial position, results of operations and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed.

GILDAN 2009 REPORT TO SHAREHOLDERS P.36

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s overall effective income tax rate may also be adversely affected by the following: unanticipated changes to current domestic laws in the countries in which the Company operates; changes to the income tax treaties the Company currently relies on; changes in the location of the Company’s operations that would result in a higher proportion of taxable income being reported in higher tax rate jurisdictions; an increase in income tax rates; and, changes to free trade and export processing zone rules in certain countries where the Company is currently not subject to income tax.

Compliance with environmental, health and safety regulations
We are subject to various federal, state and local environmental and occupational health and safety laws and regulations in the jurisdictions in which we operate concerning, among other things, wastewater discharges, storm water flows, and solid waste disposal. Our manufacturing plants generate small quantities of hazardous waste, which are either recycled or disposed of off-site. As part of our Corporate Environmental Policy, we monitor, control and manage environmental issues through policies including, but not limited to, the recycling and creation of measures for waste prevention, minimization, recovery and treatment at all stages of the production cycle including the off-site disposal of any hazardous waste. We believe that we are in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located.

In line with our commitment to the environment as well as to the health and safety of our employees we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. For fiscal 2009, the requirements with regard to environmental protection did not have a significant financial or operational impact on the Company's capital expenditures, earnings and competitive position. Although we do not expect that the amount of these expenditures in the future will have a material adverse effect on our operations, financial condition or liquidity, there can be no assurance that future changes in federal, state, or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures or manufacturing interruption that could have a material adverse effect on our business. Similarly, the extent of our liability, if any, for past failures to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined.

Our significant reliance on our information systems for our business operations
We depend on information systems to purchase raw materials and supplies, schedule and manage production, process transactions, respond to customer inquiries, manage inventories and ship goods on a timely basis to our customers. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, security breaches, disasters or other causes. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements for our business. Any material disruption or slowdown of our systems could cause operational delays.

Changes in our relationship with our employees or changes to domestic and foreign employment regulations
We employ more than 19,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and human resources laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers’ compensation rates and payroll taxes, would likely have a direct impact on our operating costs. The majority of our employees are employed outside of Canada and the United States. A significant increase in wage rates in the countries in which we operate could have a material impact on our operating costs.

GILDAN 2009 REPORT TO SHAREHOLDERS P.37

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing labour disruptions, such as strikes or work stoppages. If labour relations were to change or deteriorate at any of our facilities, this could adversely affect the productivity and cost structure of the Company’s manufacturing operations. Our employees are currently not party to any collective bargaining agreement. There is currently a union membership drive underway at our Dominican Republic facility.

Negative publicity as a result of violation in labour laws or unethical labour and other business practices
We are committed to ensuring that all of our manufacturing facilities comply with our strict internal Code of Conduct, local and international laws, and the codes and principles to which we subscribe, including those of Worldwide Responsible Accredited Production (WRAP) and the Fair Labor Association (FLA). While the majority of our manufacturing operations are conducted through company-owned facilities, we also utilize third-party contractors to complement our vertically-integrated production. If one of our own manufacturing operations or one of our third-party contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other practices that would be viewed, in any market in which our products are sold, as unethical, we could suffer negative publicity which could impact our reputation and result in a loss of sales.

Our dependence on key management and our ability to attract and/or retain key personnel
Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace in short order. The loss or interruption of the services of a key executive could have a material adverse effect on our business during the transitional period that would be required to restructure the organization or for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract and retain key managers, sales people and others. We may not be able to attract or retain these employees, which could adversely affect our business.

Changes to and failure to comply with consumer product safety laws
Certain of our products sold in the U.S. are subject to the requirements imposed by the recently enacted Consumer Product Safety Improvement Act (CPSIA). Recent amendments to the CPSIA require independent testing and general conformity certification for levels of lead and other harmful content in products intended for children 12 and under, and also require the placement of tracking labels on such products. We believe that we are currently in compliance with the new product safety requirements regarding harmful content in products as well as tracking label requirements as set forth in the CPSIA. In Canada, we are subject to similar laws and regulations, the most significant of which is the Hazardous Products Act. In the European Union, we are also subject to product safety regulations, the most significant of which are imposed pursuant to the General Product Safety Directive.

Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur capital and other costs, which may be significant, and non-compliance with applicable product safety laws and regulations may result in fines and penalties. Our customers may also require us to meet existing and additional consumer safety requirements, which may result in our inability to provide the products in the manner required. The extent of our liability, if any, for past failure to comply with the requirements set forth in any consumer product safety laws applicable to our operations, which are not known at this time, cannot be reasonably determined.

GILDAN 2009 REPORT TO SHAREHOLDERS P.38

MANAGEMENT’S DISCUSSION AND ANALYSIS

DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted Net Earnings and Adjusted Diluted EPS
To measure our performance from one period to the next, without the variations caused by the impacts of restructuring and other charges as discussed on page 11, management uses adjusted net earnings and adjusted diluted earnings per share, which are calculated as net earnings and earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

	2009	2008	2007
		Recast(1)	Recast(1)
(in $ millions, except per share amounts)
Net sales	1,038.3	1,249.7	964.4
Cost of sales	808.0	911.2	705.5
Gross profit	230.3	338.5	258.9
Selling, general and administrative expenses	134.8	142.8	99.9
Restructuring and other charges	6.2	5.5	28.0
Operating income	89.3	190.2	131.0
Financial (income) expense, net	(0.3)	9.2	5.4
Non-controlling interest in consolidated joint venture	0.1	0.2	1.3
Earnings before income taxes	89.5	180.8	124.3
Income taxes	(5.8)	34.4	(4.8)
Net earnings and comprehensive income	95.3	146.4	129.1
Adjustments for:
Restructuring and other charges (2)	6.2	5.5	28.0
Income tax recovery on restructuring and other charges (2)	(1.8)	(0.6)	(0.7)
Adjusted net earnings	99.7	151.3	156.4
Basic EPS	0.79	1.21	1.07
Diluted EPS	0.79	1.20	1.06
Adjusted diluted EPS	0.82	1.24	1.29

Certain minor rounding variances exist between the financial statements and this summary.
(1) Reflects the impact of the change in accounting policy as described in Note 1(b) to the audited Consolidated Financial Statements and the changes to classifications in the statement of earnings and comprehensive income as discussed on page 8.
(2) Adjustment to remove restructuring and other charges and the income tax effect thereon. See page 11.

EBITDA
EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges as discussed on page 11, as well as the non-controlling interest in consolidated joint venture. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

GILDAN 2009 REPORT TO SHAREHOLDERS P.39

MANAGEMENT’S DISCUSSION AND ANALYSIS

	2009	2008	2007
		Recast(1)	Recast(1)
(in $ millions)
Net earnings	95.3	146.4	129.1
Restructuring and other charges (2)	6.2	5.5	28.0
Depreciation and amortization	65.4	57.1	37.3
Variation of depreciation included in inventories	(2.4)	(1.0)	(1.8)
Interest, net	1.8	7.2	4.9
Income taxes	(5.8)	34.4	(4.8)
Non-controlling interest of consolidated joint venture	0.1	0.2	1.3
EBITDA	160.6	249.8	194.0

Certain minor rounding variances exist between the financial statements and this summary.

(1) Reflects the impact of the change in accounting policy as described in Note 1(b) to the audited Consolidated Financial Statements.
(2) See page 11.

Free Cash Flow
Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	2009	2008	2007
Cash flows from operating activities	169.2	238.9	88.7
Cash flows used in investing activities	(34.2)	(227.3)	(132.2)
Adjustments for:
Business acquisitions	1.2	126.8	-
Restricted cash (reimbursed) paid related to acquisition	(4.0)	10.0	-
Free cash flow	132.2	148.4	(43.5)

Certain minor rounding variances exist between the financial statements and this summary.

Total Indebtedness and Cash in Excess of Total Indebtedness/Net Indebtedness
We consider total indebtedness and (cash in excess of total indebtedness) net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	2009	2008	2007
Current portion of long-term debt	2.8	3.6	3.7
Long-term debt	1.6	49.4	56.0
Total indebtedness	4.4	53.0	59.7

Cash and cash equivalents	(99.7)	(12.4)	(9.3)

(Cash in excess of total indebtedness) Net indebtedness	(95.3)	40.6	50.4

Certain minor rounding variances exist between the financial statements and this summary.

GILDAN 2009 REPORT TO SHAREHOLDERS P.40

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Financial Risk Management” section in this MD&A beginning on page 21, and the risks described under the section “Risks and Uncertainties” in this MD&A beginning on page 32 for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

  our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

  the intensity of competitive activity and our ability to compete effectively;

  adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;

  our reliance on a small number of significant customers;

  the fact that our customers do not commit contractually to minimum quantity purchases;

  our ability to anticipate changes in consumer preferences and trends;

  our ability to manage inventory levels effectively in relation to changes in customer demand;

  fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;

  our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials;

  the impact of climate, political, social and economic risks in the countries in which we operate, including the current political instability in Honduras;

  disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters and other unforeseen adverse events;

  changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

  factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

  compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;

  our significant reliance on computerized information systems for our business operations;

  changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

  negative publicity as a result of violation of labour laws or unethical labour or other business practices by the Company or one of its third-party contractors;

  our dependence on key management and our ability to attract and retain key personnel;

  changes to and failure to comply with consumer product safety laws and regulations, including the recently enacted U.S. Consumer Product Safety Improvement Act;

  changes in accounting policies and estimates; and

  exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk.

GILDAN 2009 REPORT TO SHAREHOLDERS P.41

MANAGEMENT’S DISCUSSION AND ANALYSIS

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2010 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

December 9, 2009

GILDAN 2009 REPORT TO SHAREHOLDERS P.42